Form 10-K, Exhibit 13
GUARANTY BANCSHARES HOLDING CORP
filed 1995-03-30
CIK 706731

To Our Stockholders,

     This is the time of year when we assess the progress your company has made toward meeting the financial and corporate goals set by your management and stockholders and determine what kind of company we are, what kind of company we are building and what opportunities are presented.

     In our letter to you last year, we reported that prior years' earnings were used to eliminate all corporate debt, to rebuild stockholders' equity and to pay dividends to the holders of $2.70 Cumulative Preferred Stock. Another dividend, although smaller, was paid in January 1995.

During 1994 we experienced a number of events important to your company.

- earnings, exclusive of accounting changes and extraordinary items, were up.
-    total assets rebounded to the highest level since 1989.
- loans, the primary source of income, increased $2.9 million over year end 1993 and $7.1 million over 1992.
-    rates on investments and loans increased, and finally
- Guaranty Bank & Trust Company has received approval for a branch in Lafayette, Louisiana

     Consolidated net income totaled $508,000, compared with $1,079,000 in 1993 and $597,000 in 1992. However, 1993 included
$674,000 from the change in treatment of income taxes and 1992 included $489,000 in extraordinary items relating to refunds of prior years' income taxes. Without these one time occurrences, 1994 operating net income compares favorably with $405,000 in 1993 and $108,000 in 1992.

     Operating expenses declined for the third year and were below 1990 levels. Net interest income improved $83,000 to $2,463,000, primarily the result of increased loan activity. The combined effect of low cost of funds, increased average loans outstanding and slightly higher average yields on investments, contributed to this higher net interest income.

     Total assets at year end increased $5.7 million to $60.7 million, of this increase in assets, $3.8 million was in interest earning assets. Asset quality measures improved again in 1994, following similar increases in 1993. Average earning assets as a percent of total assets improved. Repossessed real estate of $34,000 at December 31, 1993 was sold early in 1994. Late in 1994 the Bank repossessed 35 acres of land, carried at $80,000 at year end. This property was sold in early March of this year.

     Non performing loans on non-accrual status were only $30,000, down from $36,000 in 1993 and represented less than 0.1% of outstanding loans. Delinquent loans, i.e. those loans past due 30 days or more and still accruing interest, amounted to 1.3% of outstanding loans. The Bank made no provision for loan losses in 1994 and, considering the quality of the portfolio, recovered $180,000 from the allowance for loan losses. The Bank made no loan loss provision in 1993 and only $20,000 in 1992. The Bank has had $103,000 in net recoveries of previously charged off loans in the last three years.

     Over the last several years, your management held the opinion that interest rates, which had trended downward, would stabilize and then begin a sharp upward swing. As an extension of this belief, securities were reinvested with short maturities, resulting in a low average lived portfolio. Approximately $14 million of the $16.7 million investment portfolio will mature or reprice during 1995. Considering the present level of investment yields, this investment policy will prove to be very advantageous as these short lived securities mature and are reinvested at much higher yields.

     Finally, the Bank has received regulatory approval to open a branch office in Lafayette, Louisiana. This location will allow Guaranty Bank & Trust Company to take advantage of that rapidly growing deposit and loan market. We anticipate opening this new branch in April.

     The success enjoyed in recent years was the result of the support of our many customers and stockholders. All of these individuals and companies have earned our thanks. By your ongoing support, you have allowed your company to build long term value in your investment. On behalf of the Board of Directors, management and staff, I express my sincere appreciation for the trust and faith you have placed in us over the years. We look forward to another successful year.





                                   Brooks Blakeman
                                   Chairman of the Board



                     GUARANTY BANCSHARES HOLDING CORPORATION AND SUBSIDIARIES
                     --------------------------------------------------------
                                    SELECTED CONSOLIDATED DATA
                                    --------------------------

                         (In thousands of dollars, except per share data)
                                                     Years Ended December 31
                                    ------------------------------------------------------------
                                           1994        1993        1992        1991        1990
Operating data:                     ----------------------- ----------- ----------- -----------
  Total interest income                  $4,110      $3,871     $ 4,082     $ 4,805     $ 5,299
                                    =========== =========== =========== =========== ===========

  Net interest income                    $2,463      $2,380     $ 2,092     $ 1,964     $ 1,931
  Recovery (provision) from (for)
   loan losses                              180           -         (20)        100         240
  Other non-interest income (loss)          364         445         344         410         (43)
  Non-interest operating expense          2,213       2,236       2,275       2,290       2,287
  Income taxes                              286         184          34          49           -
                                    ----------- ----------- ----------- ----------- -----------
    Income (loss) before
      extraordinary items and change
      in accounting principle               508         405         108         135        (159)
  Extraordinary items and change
      in accounting principle                -          674         489         516           -
                                    ----------- ----------- -----------  ---------- -----------
    Net income (loss)                    $  508      $1,079     $   597     $   651     $  (159)
                                    =========== =========== =========== =========== ===========
Per common share data:
  Net income (loss) before
    extraordinary items and change
    in accounting principle              $    -      $    -     $  (.79)    $  (.73)    $ (1.52)
  Extraordinary items and change
    in accounting principle                  -         1.80        1.30        1.35           -
  Net income (loss)                        .28         1.80        0.51         .62       (1.52)
  Cash dividends                          2.70            -           -           -           -

Number of common shares
    outstanding                        380,877      380,877     380,877     380,877     380,877

Weighted average of common
  shares outstanding                   374,375      374,375     376,504     380,877     377,277

Selected statements of
  condition items:
    Year end balances:
      Total assets                     $60,687      $54,952     $58,419     $55,030     $59,767
      Investment securities              9,494       16,902      21,932      15,031      15,800
      Securities available for sale      7,190
      Loans, net of unearned
        income                          34,775       31,888      27,665      31,930      28,399
      Total deposits                    51,498       47,053      52,251      47,518      54,313
      Notes payable                      1,854          581           -         807         807
      10% subordinated
        debentures, net                      -            -           -         668         651
      Stockholders' equity               5,179        4,780       4,094       3,592       2,941

     GUARANTY BANCSHARES HOLDING CORPORATION AND SUBSIDIARIES
   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS


Guaranty Bancshares Holding Corporation's (Bancshares) net operating income for 1994 was $508,000, compared with $405,000 in 1993, before the $674,000 cumulative effect of adopting Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes", and $108,000 in 1992, before extraordinary items relating to refunds of prior years' income taxes. These extraordinary items amounted to $489,000 in 1992. Net income of $508,000 in 1994 compares with $1,079,000 in 1993 and $597,000 in 1992. Earnings per common share were $.28, $1.80 and $.51 for 1994, 1993 and 1992, respectively. Return on average assets was 0.89% for the current year, 1.92% for 1993 and 1.05% for 1992. Return on average equity was 10.16% in 1994, 23.1% in 1993 and 15.0% in 1992.

At December 31, 1994 Bancshares and its subsidiaries had total assets of $60,687,000 and deposits of $51,498,000, compared with assets and deposits of $54,952,000 and $47,053,000 in 1993 and $58,419,000 and $52,251,000 in 1992. Total assets and deposits were lower at year end 1993 from 1992 because of the unusual surge of hurricane damage related funds which flowed through the community in late 1992.

Bancshares' principal subsidiary, Guaranty Bank & Trust Company operates two banking offices in East St. Mary Parish, Louisiana, with 29 full time and 2 part time employees.

Net interest income was $2,463,000, 3.5% and 17.7% higher than in 1993 and 1992. Other income was $364,000 in 1994, down from $445,000 in 1993 and up $20,000 from 1992. Non performing loans at December 31, 1994 were $30,000, down from $36,000 in 1993 and amounted to less than 0.1% of outstanding loans. Foreclosed real estate at December 31, 1994 was $80,000, up from $34,000 in 1993 and $78,000 in 1992. The allowance for loan losses was 1.44% of loans as of December 31, 1994 versus 1.95% in 1993 and 1.97% in 1992. Recoveries from previously charged off loans exceeded 1994 charge offs by $61,000. At December 31, 1994, Bancshares' leverage ratio was 9.1% and stockholders' equity as a percent of total assets was 8.5%. The risk-based capital ratio was 10.9%.

Management's discussion and analysis of financial condition and results of operations should be read in conjunction with the accompanying consolidated financial statements, related notes, and the consolidated selected financial data presented in this report.

NET OPERATING RESULTS

Bancshare' consolidated net interest income was $2,463,000 in 1994, compared with $2,380,000 in 1993 and $2,092,000 in 1992. These increases were primarily due to changes in the level of loans outstanding, offset by lower securities investments and higher interest paid on other time deposits and borrowed funds. Daily average interest earning assets increased $712,000 and interest bearing liabilities increased $919,000. Average rates earned increased 0.4% while average rates paid increased 0.3% from 1993 levels. During 1993 rates earned decreased 0.4% while average rates paid decreased 1.0% from 1992.

The increase in average interest earning assets in 1994 was primarily in loans. Average loans increased $3,842,000 over 1993 while average investments declined $2,268,000. This shift in investment emphasis was begun in 1993 when the Bank began actively soliciting loans and emphasizing business development.

The increase in average interest bearing liabilities was in other time deposits, primarily certificates of deposit and in borrowing from the Federal Home Loan Bank of Dallas. The banking industry created a favorable interest rate market and some of the deposits which had sought better rates outside of the industry returned. Also, the Bank actively pursued deposits to fund loans.

The capital lease initiated in June 1991 was outstanding for the entire years 1994, 1993 and 1992. This capital lease is related to the sale/lease back transactions on the Bank's office building. (See note 16 to the financial statements.)

Changes in the composition of the deposit structure and generally higher rates paid increased the amount paid on deposits by $90,000, following $464,000 decrease in 1993 from 1992 levels.

Interest on the demand notes payable increased $73,000 from 1993.
This is the result of increased Bank borrowing from the Federal
Home Loan Bank of Dallas to fund commercial real estate loans which have comparable scheduled amortizations.

As indicated in the following table, average balances of Bancshares available funds have reversed earlier downward trends. Average available funds increased $385,000 in 1994 following declines of $1,254,000 in 1993 and $1,056,000 in 1992.

TOTAL AVAILABLE FUNDS (In Thousands of Dollars)

                                            1994                    1993                    1992
                                    --------------------    --------------------    ----------------------
                                        DAILY                   DAILY                   DAILY
                                      AVERAGE                 AVERAGE                 AVERAGE
                                      BALANCE          %      BALANCE          %      BALANCE            %
                                    ---------  ---------    ---------  ---------    ---------    ---------
Savings and NOW accounts              $12,564      24.4       $12,917      25.3       $10,703        20.4
Money market investment accounts        4,587       8.9         5,413      10.6         5,386        10.3
Other time deposits                    15,674      30.4        15,906      31.1        18,541        35.4
Certificates of deposit of
  $100,000 or more                      7,399      14.4         6,025      11.8         6,895        13.2
Federal funds purchased and
  securities sold under
  agreements to repurchase                  -         -            12          -            -            -
Investment in capital lease             1,759       3.4         1,832       3.6         1,898         3.6
Notes payable and 10%
  subordinated debentures               1,377       2.7           336        .7           495         1.0
                                    ---------  ---------    ---------  ---------    ---------    ---------
   Total interest bearing
     liabilities                       43,360      84.2        42,441      83.1        43,918        83.9

Demand deposits                         8,115      15.8         8,649      16.9         8,426        16.1
                                    ---------  ---------    ---------  ---------    ---------    ---------
     Total available funds            $51,475     100.0%      $51,090     100.0%      $52,344       100.0%
                                    =========   ========    =========  =========    =========    =========

During 1994, available yields in investment securities increased and loan demand increased, although the Bank's average loan yields were slightly lower. Interest differentials increased as the composition of earning assets changed toward a greater proportion of loans.

PROVISION FOR LOAN LOSSES AND NON-PERFORMING LOANS

The provision for loan losses is the expense recorded to maintain the allowance for loan losses at a level which in management's judgment will be adequate to absorb probable losses in existing loans which may become uncollectible.

The allowance for loan losses as a percentage of loans, less unearned income, outstanding at year-end is as follows: (In thousands of dollars)



                                                      Provision
                                                      For
                    Allowance Allowance  Net Loans    (Recovered
             Loans  For Loan  As A % Of  Charged Off  From) Loan
       Outstanding    Losses      Loans  (Recovered)  Losses
1994      $ 34,775     $ 502      1.44%       $ (61)    $ (180)
1993        31,888       621      1.95%         (75)         -
1992        27,665       546      1.97%         117         20

Considering the low level of non-performing loans and delinquencies, the Bank recovered $180,000 from the allowance for loan losses in 1994, made no provision for loan losses in 1993 and provided only $20,000 in 1992. Non-performing loans on non-accrued status decreased $6,000 to approximately $30,000 at year end 1994, compared with $36,000 and $33,000 at December 31, 1993 and 1992, respectively.

At any given date, the amount of the allowance for loan losses will be less than the total of loans outstanding to borrowers who are experiencing varying degrees of financial difficulty. This is because experience has shown that the probability of all these loans becoming completely uncollectible is remote. Therefore, management determines a lesser amount which is believed to be sufficient to absorb loan losses.

The evaluation of our loan portfolio to establish the allowance level includes specific review of all loans criticized during internal reviews, by regulatory examination and all delinquent loans. Management considers the allowance for loan losses adequate to cover losses on the loans outstanding as of each reporting date.

It must be emphasized that the determination of the allowance for loan losses using the Bank's procedures and methods rests upon various judgments and assumptions. The factors which influence management's judgment in determining the level of the allowance for loan losses and the amount which is charged to operating expenses are: (1) past loan loss experience, (2) composition of the loan portfolio, (3) evaluation of future losses, (4) current economic conditions, (5) specific identification and anticipation of problem and non-performing loans, and (6) other relevant factors affecting loans.

No assurance can be given that the Bank will not in any particular period sustain loan losses which are sizable in relation to the amount reserved or that subsequent evaluations of the loan portfolio, in light of conditions and factors then prevailing, will not require significant changes in the allowance for loan losses.


OTHER INCOME

Other operating income was approximately $364,000 during 1994, compared with $445,000 in 1993 and $344,000 in 1992. There were no securities gains in 1994, following $37,000 in 1993 and $19,000 in 1992. Gains on the sale of repossessed property contributed approximately $6,000 to the level of other operating income in 1994 compared with $91,000 in 1993. Service charges on deposit accounts continued to decline slightly from 1993 and 1992 levels. The slight increase in insurance commissions and other service charges and fees was primarily attributable to a recovery in consumer loan activity.

OTHER OPERATING EXPENSES

Other operating expenses totaled $2,213,000 in 1994, compared with $2,237,000 in 1993, a $24,000 decrease, following a $39,000 decrease in 1993 from 1992. The following Analysis of Other Operating Expenses details the major categories of other operating expenses. Personnel expense, which normally comprises approximately one-half of other expenses, totaled $972,000, compared with $954,000 in 1993, and a $23,000 increase from 1992. Net occupancy, computer and equipment expense decreased a net total of $19,000 from 1993 and increased $1,000 from 1992.

Expenses related to other real estate and repossessed property, net of rental income on these properties, increased $4,000, following the sale of several small parcels of real estate and repossession of a 34 acre parcel late in 1994. There were no market value adjustments in 1994, 1993 or 1992. Aggregate related expenses, such as taxes, insurance and losses on sales of these properties, totaled $12,000 in 1994, compared with $10,000 in 1993 and $23,000 in 1992. Rental income on these properties totaled $4,000 in 1994 and $6,000 in 1993 and 1992.

Professional fees and services, primarily legal and accounting fees, decreased $32,000 to $128,000 in 1994 following an $11,000 increase in 1993 from 1992.

ANALYSIS OF OTHER OPERATING EXPENSES (In Thousands of Dollars)

                                                             1994/1993          1993/1992
                                                               Change             Change
                                                         -----------------   -----------------
                               1994     1993     1992     Amount       %      Amount         %
                           -------- -------- --------    -----------------   -------- --------
Salaries and employee
  benefits                 $    972 $    954 $    949    $     18        2   $      5
Expenses related to
  other real estate and
  repossessed property,
  net of rental income
  on these properties             8        4       17           4      100        (13)     (76)
Net occupancy expense           426      456      448         (30)      (7)         8        2
Equipment and computer
  expense                       193      182      170          11        6         12        7
Professional fees and
  services                      128      160      149         (32)     (20)        11        7
Advertising and public
  relations                      35       38       49          (3)      (8)       (11)     (22)
Stationery and supplies          42       41       63           1        2        (22)     (35)
FDIC and other insurance        141      146      133          (5)      (3)        13       10
Directors fees                   64       75       71         (11)     (15)         4        6
Other operating expenses        204      181      226          23       13        (45)     (20)
                           -------- -------- --------    --------            --------
                           $  2,213  $ 2,237 $  2,275    $    (24)      (1)  $    (38)      (2)
                           ======== ======== ========    ======== ========   ========  =======

LIQUIDITY AND CAPITAL RESOURCES

Principal components of Bancshares' funds management program are the maintenance of adequate liquidity and the management of rate sensitive assets and liabilities. These strategies are designed to integrate sources and investment of funds to assure the Bank's ability to meet effectively the requirements of customers for loan and deposit withdrawals. Liquidity management attempts to match the sources and uses of funds, while interest sensitivity management attempts to stabilize net interest income during periods of changing interest rates.

Some liquidity is assured by maintaining marketable assets which may immediately be converted into cash, by receipt of loan repayments, and by the maturity of other earning assets. Liquidity from liabilities results from the generation of new deposits as well as short-term purchases of federal funds.

The Bank has $9,318,000 in loans outstanding, including demand loans with no stated repayments and no stated maturity, scheduled to mature in 1995 and another $10,553,000 floating rate loans which reprice annually or more frequently. In addition $10,120,000 of investment securities will mature in 1995 and another $5,232,000 of floating rate debt securities will reprice within one year. Federal funds sold can amounted to $2,640,000 on December 31, 1994. These funds sold can immediately be converted to cash without interest or principal penalty.

Capital adequacy depends on a variety of interacting factors, including asset quality, liquidity, economic conditions in the market served and strength of management. Bancshares' ratio of stockholders' equity to assets and to total deposits at December 31, 1994, 1993 and 1992 are as follows (in thousands of dollars):

                              1994       1993       1992
Stockholders' equity       $ 5,179    $ 4,780    $ 4,094
Total assets                60,687     54,952     58,419
Total deposits              51,498     47,053     52,251

Ratio of stockholders'
equity to:
Total assets                  8.5%       8.7%      7.0%
Total deposits               10.1%      10.2%      7.8%

Bancshares does not have immediate plans for expansion through acquisitions of other banks or financial institutions, or commitments for significant capital expenditures. The Bank has received regulatory approval for an additional branch location. The anticipated opening date is early 1995.

A new form of capital measurement, risk-based capital, was implemented by regulatory authorities in recent years. Under this measure, distinctions are made according to the relative risks incurred among the various items on and off of the balance sheet. Under regulatory guidelines, for Guaranty Bancshares, Tier 1 capital represents the sum of stockholders' equity. Total capital represents Tier 1 capital plus the allowance for loan losses, subject to limitations defined by regulatory authorities. These are usually expressed as a percentage of risk-weighted assets. Risk-weighted assets are the total of assets and off-balance sheet items which have been weighted based upon risk factors assigned by the regulatory authorities. Banks and bank holding companies are considered to be well capitalized with total capital of 10% and Tier 1 capital of not less than 6%.

Selected capital adequacy measures for Bancshares and Guaranty Bank are as follows as of December 31, 1994:

Risk-based capital


                               GUARANTY      GUARANTY
                              BANCSHARES       BANK
Tier 1                           9.94%         9.90%
Total capital                   10.91%        10.86%
Leverage ratio                   9.11%         9.05%

Bancshares has declared a $.675 dividend on its $2.70 cumulative preferred stock, payable January 4, 1995. No dividends have been declared or paid on its $.50 cumulative preferred stock since their issuance. As a result, accumulated and unpaid dividends are as follows:

     $2.70 Preferred stock, dividends
     accumulated from January 13, 1990
     through January 13, 1995                      $2,064,957

     $.50 Preferred stock, dividends
     accumulated from January 13, 1990
     through January 13, 1995                          58,425
                                                   $2,123,382
Bancshares' primary source of income is dividends from the Bank.


FUTURE FINANCIAL ACCOUNTING AND INCOME TAX MATTERS

The Financial Accounting Standards Board issued SFAS No.109 (Accounting for Income Taxes) which pronouncement requires an asset and liability approach to account for the effects of income taxes that result from a company's activities during the current and preceding years. The pronouncement supersedes the deferral method of accounting for income taxes. The principal changes in accounting treatment are differences resulting from net operating loss carryforwards, tax credit carryforwards, differences due to book and tax depreciation differences, and basis differences in the reserve for loan losses. Bancshares' implementation of this change in accounting treatment resulted in the $674,000 change in accounting principle reflected in the 1993 statement of income.


EFFECTS OF INFLATION

Due to our size, Bancshares is not required to make price level disclosures in our financial statements. Although the rate of inflation has stabilized in recent years, the long-term effects of previous years continue to impact the Bank's operations. However, since most of the assets and liabilities of a financial institution are monetary in nature, changes in interest rates have a much more significant impact on performance than the effects of general levels of inflation. Inflation does impact the growth of total assets in the banking industry and the need to retain earnings to increase and maintain equity at appropriate capital/asset ratios.


REGULATORY MATTERS

At periodic intervals, examiners from the Louisiana Department of Financial Institutions and the FDIC routinely examine the Bank's financial statements as part of their legally prescribed oversight of the banking industry. Based on these examinations, the regulators can direct that the Bank's financial statements be adjusted in accordance with their findings. The regulators have not proposed significant adjustments to the Bank's financial statements in prior years. Although no adjustments are anticipated, in view of the increasingly uncertain regulatory environment in which the Bank now operates, the extent, if any, of such adjustments to the 1994 financial statements cannot presently be determined.

                                                               INTEREST RATES AND INTEREST DIFFERENTIAL
                                                               ----------------------------------------
                                                                          (In thousands)
                                                                     --------------------------
                                                                                               1994 Compared with 1993
                                            1994                            1993                    Variance due to
                                    -------------------------  --------------------------- ---------------------------------
                                    Daily     Amount              Daily   Amount
                                    Average   Earned  Average   Average   Earned   Average                     Rate/
                                    Balance  or Paid     Rate   Balance  or Paid      Rate  Volume    Rate    Volume   Total
                                    -------- -------  -------  -------- --------  -------- -------  ------  -------- -------
ASSETS:
  Interest earning assets:
    Loans                           $ 34,148 $ 3,286     9.6%  $ 30,306   $2,988      9.9%     379     (72)      (9)     298
    Taxable securities                15,367     731     4.8     17,745      783      4.4     (105)     62       (9)     (52)
    Tax exempt securities                147       9     6.1         37        4     10.8       12      (2)      (5)       5
    Federal funds sold and time
      deposits with other banks        1,903      84     4.4      2,765       96      3.5      (30)     26       (8)     (12)
                                    -------- -------           -------- --------           -------  ------   ------  -------
    Total interest earning assets     51,565   4,110     8.0%    50,853    3,871      7.6%     256      14      (31)     239
                                    -------- -------  -------  -------- --------  -------- -------  ------   ------  -------
  Non-interest earning assets:
    Cash and due from banks            1,983                      1,856
    Bank premises and equipment        2,302                      2,507
    Other assets                       1,588                      1,479
    Allowance for loan losses           (588)                      (586)
                                    --------                   --------
    Total assets                    $ 56,850                   $ 56,109
                                    ========                   ========
LIABILITIES AND STOCKHOLDERS' EQUITY:
  Interest bearing liabilities:
    Deposits:
      Savings accounts              $  7,961     240     3.0%    $8,410      255      3.0%     (13)     (2)       -      (15)
      NOW accounts                     4,603     113     2.5      4,507      123      2.7        3     (13)       -      (10)
      Money market investment
        accounts                       4,587     119     2.6      5,413      140      2.6      (21)      -        -      (21)
      Other time deposits             23,073     906     3.9     21,931      770      3.5       40      92        4      136
    Federal funds purchased and
      securities sold under
      agreements to repurchase             -       -       -         12        -        -        -       -        -        -
    Investment in capital lease        1,759     176    10.0      1,832      183     10.0       (7)      -        -       (7)


    Notes payable and 10%
      subordinated debentures          1,377      93     6.8        336       20      5.9       62       3        8       73
                                    -------- -------           -------- --------           -------  ------  -------  -------
    Total interest bearing
      liabilities                     43,360   1,647     3.8%    42,441    1,491      3.5%      64      80       12      156
                                    -------- -------  -------  -------- --------  -------- -------  ------  -------  -------
  Non-interest bearing liabilities
    and stockholders' equity
      Demand deposits                  8,115                      8,649
      Other liabilities                  377                        356
      Stockholders' equity             4,998                      4,663
                                    --------                   --------
      Total liabilities and
        stockholders' equity        $ 56,850                    $56,109
                                    ========                   ========
      Net interest income/average
        interest earnings assets             $ 2,463     4.8%             $2,380      4.7%     192     (66)     (43)       83
                                             =======  =======           ======== ========= =======  ======= =======   =======

                                       1993 Compared with 1992
                                           Variance due to
                                    ------------------------------

                                                   Rate/
                                    Volume  Rate   Volume    Total
                                    ------------------------------
ASSETS:
  Interest earning assets:
    Loans                                -    62        1       63
    Taxable securities                 110  (238)     (32)    (160)
    Tax exempt securities               (3)    1        -       (2)
    Federal funds sold and time
      deposits with other banks       (102)  (19)       9     (112)
                                    ------  ----   ------   ------
    Total interest earning assets        5  (194)     (22)    (211)
                                    ------  ----   ------   ------
  Non-interest earning assets:
    Cash and due from banks
    Bank premises and equipment
    Other assets
    Allowance for loan losses

    Total assets

LIABILITIES AND STOCKHOLDERS' EQUITY:
  Interest bearing liabilities:
    Deposits:
      Savings accounts                  48   (44)      (8)      (4)
      NOW accounts                      28   (15)      (4)       9
      Money market investment
        accounts                         1   (37)       -      (36)
      Other time deposits             (166) (308)      43     (431)
    Federal funds purchased and
      securities sold under
      agreements to repurchase           -     -        -        -
    Investment in capital lease         (7)    -        -       (7)
    Notes payable and 10%
      subordinated debentures          (16)  (20)       6      (30)
                                    ------ -----   ------  -------
    Total interest bearing
      liabilities                     (112) (424)      37     (499)
                                    ------ -----   ------  -------
  Non-interest bearing liabilities
    and stockholders' equity
      Demand deposits
      Other liabilities
      Stockholders' equity

      Total liabilities and
        stockholders' equity

      Net interest income/average
        interest earnings assets       117   230     (59)      288
                                    ====== =====  ======   =======

Loans on which interest accruals have been stopped are included in the daily average balances of loans outstanding.



                     MANAGEMENT STATEMENT



The accompanying financial statements and related financial data were prepared by management, which is responsible for the integrity and objectivity of the data presented, including amounts that must necessarily be based on judgments and estimates. The financial statements were prepared in conformity with generally accepted accounting principles, and in situations where acceptable alternative accounting principles exist, management selected the method which was appropriate in the circumstances. All financial information contained in this annual report is consistent with that in the financial statements.

Management depends upon Guaranty Bancshares' system of internal control in meeting its responsibilities for reliable financial statements. In management's opinion, these systems provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's authorization. Judgments are required to assess and balance the relative cost and expected benefits of these controls.

As an integral part of the systems of internal control, Guaranty
Bancshares maintains a professional staff which conducts operational and special reviews and coordinates audit coverage with the independent certified public accountants.

The financial statements have been examined by Darnall, Sikes, Kolder, Frederick & Rainey, independent certified public accountants, whose independent professional opinion on management's financial statements appears in the financial statements.

The Audit Committee of the Board of Directors, composed solely of outside directors, may meet periodically with the independent certified public accountants and management to review the work of each and ensure that each is properly discharging its responsibilities. The independent certified public accountants have free access to the Committee, to discuss the results of their audit work and their evaluations of the adequacy of internal controls and the quality of financial reporting.



                     Financial Statements

            GUARANTY BANCSHARES HOLDING CORPORATION
                       AND SUBSIDIARIES

      For the Years Ended December 31, 1994, 1993 and 1992




                                     INDEPENDENT AUDITOR'S REPORT




To the Board of Directors and Stockholders of Guaranty Bancshares Holding Corporation
Morgan City, Louisiana


        We have audited the consolidated statements of financial condition of Guaranty Bancshares Holding Corporation and Subsidiaries as of
December 31, 1994 and 1993, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years ended December 31, 1994, 1993, and 1992. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the 1994, 1993 and 1992 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Guaranty Bancshares Holding Corporation and Subsidiaries as of December 31, 1994, and 1993 and the results of their operations and their cash flows for the years ended December 31, 1994, 1993 and 1992 in conformity with generally accepted accounting principles.


                    Darnall, Sikes, Kolder, Frederick & Rainey
                    A Corporation of Certified Public Accountants

Morgan City, Louisiana
January 13, 1995


                            GUARANTY BANCSHARES HOLDING CORPORATION AND SUBSIDIARIES
                                 Consolidated Statements of Financial Condition
                                           December 31, 1994 and 1993
                                                                                          1994          1993
                                                     ASSETS
CASH AND DUE FROM BANKS                                                              $ 3,435,866   $ 1,107,929

INTEREST-BEARING DEPOSITS IN OTHER BANKS                                                    -          515,000

FEDERAL FUNDS SOLD                                                                     2,640,000     1,100,000

INVESTMENT SECURITIES
  Securities held to maturity (market value $9,393,000
    and $16,950,000, respectively)                                                      9,493,656    16,901,759
  Securities available for sale, at market                                              7,189,984          -
                                                                                       ----------    ----------
         Total investment securities                                                   16,683,640    16,901,759

LOANS                                                                                  34,810,619    31,962,088
Less:  Allowance for loan losses                                                         502,145       620,795
       Unearned income                                                                    35,553        74,470
                                                                                       ----------    ----------
         Total net loans                                                               34,272,921    31,266,823

OTHER REAL ESTATE                                                                         80,000        34,155
BANK PREMISES AND EQUIPMENT                                                            2,176,467     2,402,385
ACCRUED INTEREST RECEIVABLE                                                              360,482       352,945
OTHER ASSETS                                                                           1,037,765     1,270,639
                                                                                       ----------    ----------
         TOTAL ASSETS                                                                 $60,687,141   $54,951,635
                                                                                      ===========   ===========


                                      LIABILITIES AND STOCKHOLDERS' EQUITY

DEPOSITS
  Non-interest bearing deposits                                                       $ 8,289,121   $ 8,285,622
  NOW account deposits                                                                  4,882,892     4,786,267
  Money market investment accounts                                                      4,663,666     4,573,787
  Savings deposits                                                                      7,603,436     7,973,959
  Other time deposits                                                                  17,871,452    15,062,578
  Certificates of deposits of $100,000 or more                                          8,187,058     6,371,011
                                                                                       ----------    ----------
         Total deposits                                                                51,497,625    47,053,224

Notes payable                                                                          1,854,169       581,412
Obligation under capital lease                                                         1,723,339     1,799,557
Accrued interest payable                                                                 124,101        89,732
Other liabilities                                                                        308,913       647,499
                                                                                       ----------    ----------
         Total liabilities                                                             55,508,147    50,171,424

COMMITMENTS AND CONTINGENCIES                                                                -             -

STOCKHOLDERS' EQUITY
  $2.70 cumulative preferred stock                                                      3,497,320     3,497,320
  $.50 cumulative preferred stock                                                         107,310       107,310
  Class A common stock                                                                  1,050,000     1,050,000
  Class B common stock                                                                     17,088        17,088
  Capital surplus                                                                       2,039,004     2,039,004
  Accumulated deficit                                                                  (1,504,893)   (1,914,676)
  Treasury stock                                                                          (15,835)      (15,835)
  Net unrealized loss on securities available for sale                                    (11,000)         -
                                                                                       ----------    ----------
         Total stockholders' equity                                                     5,178,994     4,780,211
                                                                                       ----------    ----------
         TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                   $60,687,141   $54,951,635
                                                                                      ===========   ===========
The accompanying notes are an integral part of this statement.

                              GUARANTY BANCSHARES HOLDING CORPORATION AND SUBSIDIARIES
                                        Consolidated Statements of Income
                                  Years Ended December 31, 1994, 1993 and 1992

                                                                           1994          1993          1992
INTEREST INCOME
  Interest and fees on loans                                           $ 3,285,524   $ 2,988,138   $ 2,924,805
  Interest on investment securities:
    U. S. Treasury securities                                              221,301       254,811       162,466
    Obligations of U. S. agencies and corporations                         493,449       511,402       730,539
    Obligations of states and political subdivisions                         8,610         3,573         6,351
    Other investments                                                       16,528        16,561        50,691
  Interest on federal funds sold and time deposits with banks               84,242        96,109       207,590
                                                                         ---------     ---------     ---------
      Total interest income                                              4,109,654     3,870,594     4,082,442

INTEREST EXPENSE
  Interest on deposit accounts                                           1,377,954     1,286,848     1,750,447
  Interest on federal funds purchased                                         -              345          -
  Interest on capital lease                                                175,891       183,223       189,768
  Interest on notes payable                                                 93,082        19,753          -
  Interest and discount amortization on 10% subordinated
    debentures                                                                -             -           50,095
                                                                         ---------     ---------     ---------
      Total interest expense                                             1,646,927     1,490,169     1,990,310
                                                                         ---------     ---------     ---------
      Net interest income                                                2,462,727     2,380,425     2,092,132

RECOVERY (PROVISION) FROM (FOR) LOAN LOSSES                               180,000          -          (20,000)
                                                                         ---------     ---------     ---------
      Net interest income after recovery (provision)
        from (for) loan losses                                           2,642,727     2,380,425     2,072,132

OTHER INCOME
  Service charges on deposit accounts                                      231,685       236,833       237,270
  Insurance commissions, other service charges and fees                     54,967        52,163        44,525
  Other operating income                                                    77,439       119,128        43,124
  Net investment securities gain                                              -           37,307        19,498
                                                                         ---------     ---------     ---------
      Total other income                                                   364,091       445,431       344,417
                                                                         ---------     ---------     ---------
OPERATING EXPENSES                                                       2,213,202     2,236,646     2,275,007
                                                                         ---------     ---------     ---------
      Net income before income tax expense, extraordinary items
        and change in accounting principle                                 793,616       589,210       141,542

INCOME TAX EXPENSE
  Current                                                                    4,622         5,888        33,785
  Deferred                                                                 280,878       178,112          -
                                                                         ---------     ---------     ---------
                                                                           285,500       184,000        33,785
                                                                         ---------     ---------     ---------
      Net income before extraordinary items and change in
        accounting principle                                               508,116       405,210       107,757

EXTRAORDINARY ITEMS                                                           -             -          489,478
                                                                         ---------     ---------     ---------
      Net income before change in accounting principle                     508,116       405,210       597,235

CHANGE IN ACCOUNTING PRINCIPLE
  Cumulative effect to December 31, 1992 of application of
    Statement of Financial Accounting Standards No. 109
    "Accounting for Income Taxes"                                             -          674,000          -
                                                                         ---------     ---------     ---------

      Net income                                                           508,116     1,079,210       597,235

DIVIDENDS REQUIRED FOR PREFERRED STOCK                                    (404,275)     (404,275)     (404,275)
                                                                         ---------     ---------     ---------
      NET INCOME AVAILABLE FOR COMMON STOCKHOLDERS                     $   103,841   $   674,935   $   192,960
                                                                       ===========   ===========   ===========

Income (loss) per common share before extraordinary items and
  change in accounting principle                                       $      -      $      -      $      (.79)
                                                                       ===========   ===========   ===========

Income per common share after extraordinary items and
  before change in accounting principle                                $      -      $      -      $       .51
                                                                       ===========   ===========   ===========

Income per common share after extraordinary items and change
  in accounting principle                                              $       .28   $      1.80   $       .51
                                                                       ===========   ===========   ===========

Weighted average common shares outstanding                                 374,375       374,375       376,504
                                                                       ===========   ===========   ===========

The accompanying notes are an integral part of this statement.

                           Consolidated Statements of Changes in Stockholders' Equity
                                  Years Ended December 31, 1994, 1993 and 1992
                                              $2.70 Cumulative Preferred          $.50 Cumulative Preferred
                                             Number of Shares                    Number of Shares
                                          Authorized    Issued      Amount     Authorized    Issued    Amount
Balance at January 1, 1992                  148,977     148,977   $3,576,569      61,023     21,900   $107,310

Net income                                     -           -            -           -          -          -
Net acquisition of treasury stock:
  3,201 shares Class A common stock            -           -            -           -          -          -
  3,301 shares Class B common stock            -           -            -           -          -          -
  3,301 shares $2.70 cumulative
    preferred stock                          (3,301)     (3,301)     (79,249)      3,301       -          -
                                            -------     -------    ---------    -------    -------    -------
Balance at December 31, 1992                145,676     145,676    3,497,320      64,324     21,900    107,310

Net income                                     -           -            -           -          -          -
Cash dividends:
  $2.70 preferred stock                        -           -            -           -          -          -
                                            -------     -------    ---------    -------    -------    -------
Balance at December 31, 1993                145,676     145,676    3,497,320      64,324     21,900    107,310

Net income                                    -           -            -           -          -          -

Cash dividends:
  $2.70 preferred stock                       -           -            -           -          -          -
  Net unrealized (loss) on securities
     available for sale                       -           -            -           -          -          -
                                            -------     -------    ---------    -------    -------    -------
Balance at December 31, 1994                145,676     145,676   $3,497,320      64,324     21,900   $107,310
                                           ========    ========   ==========     =======    =======   ========

The accompanying notes are an integral part of this statement.

                                                                                                         Net
                                                                                                      Unrealized
                                                                                                      Loss on
          Class A Common                   Class B Common                                             Securities
   Number of Shares                 Number of Shares                Capital    Accumulated  Treasury  Available
 Authorized   Issued     Amount    Authorized   Issued    Amount    Surplus      Deficit      Stock    For Sale
  210,000     210,000  $1,050,000     210,000   170,877  $17,088   $2,039,004  $(3,197,796) $   -      $   -

     -           -           -           -         -        -            -         597,235      -          -

     -           -           -           -         -        -            -            -      (15,505)      -
     -           -           -           -         -        -            -            -         (330)      -

     -           -           -           -         -        -            -            -         -          -
  -------     -------   ---------    --------   -------  -------    ---------   -----------  ---------  ---------
  210,000     210,000   1,050,000     210,000   170,877   17,088    2,039,004   (2,600,561)  (15,835)      -

     -           -           -           -         -        -            -      1,079,210       -          -

     -           -           -           -         -        -            -       (393,325)      -          -
  -------     -------   ---------    --------   -------  -------    ---------   -----------  ---------  ---------
  210,000     210,000   1,050,000     210,000   170,877   17,088    2,039,004   (1,914,676)  (15,835)      -

    -           -           -            -         -        -            -         508,116      -          -

    -           -           -            -         -        -            -         (98,333)     -          -

    -           -           -            -         -        -            -            -         -       (11,000)
  -------     -------   ---------    --------   -------  -------    ---------   -----------  ---------  ---------
  210,000     210,000  $1,050,000     210,000   170,877  $17,088   $2,039,004  $(1,504,893) $(15,835)  $(11,000)
 ========    ========  ==========    ========  ========  =======   ==========  ===========  ========   ========

                            GUARANTY BANCSHARES HOLDING CORPORATION AND SUBSIDIARIES

                                      Consolidated Statements of Cash Flows
                                  Years Ended December 31, 1994, 1993 and 1992

                                                                       1994           1993           1992
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                       $    508,116   $  1,079,210   $    597,235

  Adjustments to reconcile net income to
    net cash provided by operating activities:
      Gain on sales of investment securities                               -            37,307         19,498
      Amortization of premium (accretion of discount)
        on investments                                                  (42,311)        72,971         55,898
      (Recovery) provision for loan losses                             (180,000)          -            20,000
      Gain on sale of fixed assets                                       (8,294)          -              -
      Gain on sale of other real estate                                  (5,846)        (2,850)       (28,364)
      Gain on sale of repossessed property                                 -           (91,337)          -
      Depreciation and amortization                                     274,605        273,982        268,021
      (Increase) decrease in accrued interest receivable                 (7,537)        17,325         40,098
      Increase (decrease) in accrued interest payable                    34,369        (23,982)      (157,329)
      Increase (decrease) in other liabilities                         (338,586)        89,413       (152,517)
      Accretion of discount on subordinated debentures                     -              -            24,960
                                                                      ---------      ---------      ---------
        Net cash provided by operating activities                       234,516      1,452,039        687,500
                                                                      ---------      ---------      ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  (Increase) decrease in federal funds sold                          (1,540,000)       775,000        475,000
  Proceeds from sales of investment securities                             -         1,666,917      2,400,767
  Proceeds from maturities of investment securities                  12,979,412     16,439,635      7,092,524
  Purchase of investment securities                                 (12,693,828)   (13,892,828)   (16,732,757)
  Net (increase) decrease in loans                                   (3,006,098)    (4,147,160)     4,167,813
  Proceeds from sales of other real estate and repossessed property      43,000        621,300        322,057
  (Purchase) sale of interest-bearing deposits                          515,000      1,084,809     (1,289,042)
  Proceeds from sales of premises and equipment                          26,000           -              -
  Purchase of bank premises and equipment                               (58,034)       (95,609)      (350,359)
  Changes in other assets                                               187,029        (54,946)        77,239
                                                                      ---------      ---------      ---------
        Net cash provided (used) by investing activities             (3,547,519)     2,397,118     (3,836,758)
                                                                      ---------      ---------      ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Net increase (decrease) in demand deposits, NOW accounts
    and savings accounts                                               (180,520)    (2,954,548)     7,282,599
  Net increase (decrease) in certificates of deposit                  4,624,921     (2,243,188)    (2,549,378)
  Proceeds from note payable                                          1,400,000        600,000           -
  Repayment of note payable                                            (127,243)       (18,588)      (806,848)
  Repayments of capital lease obligation                                (76,218)       (68,995)       (62,455)
  Repayment of subordinated debentures                                     -              -          (692,712)
                                                                      ---------      ---------      ---------
        Net cash provided (used) by financing activities              5,640,940     (4,685,319)     3,171,206
                                                                      ---------      ---------      ---------
        Net increase (decrease) in cash, cash equivalents
          and due from banks                                          2,327,937       (836,162)        21,948

CASH, CASH EQUIVALENTS AND DUE FROM BANKS, beginning of year          1,107,929      1,944,091      1,922,143
                                                                      ---------      ---------      ---------
CASH, CASH EQUIVALENTS AND DUE FROM BANKS, end of year             $  3,435,866   $  1,107,929   $  1,944,091
                                                                   ============   ============   ============

Supplemental Cash Flow Information:

  Interest paid                                                     $1,612,558     $ 1,514,151    $ 2,147,639
                                                                    ===========    ===========    ===========

The accompanying notes are an integral part of this statement.

Supplemental schedule of noncash investing and financing activities:

         During 1992, the Bank foreclosed on a loan which was secured by stock of Guaranty Bancshares Holding Corporation. This transaction resulted in a reduction of the $2.70 cumulative preferred stock by $79,249 and the recording of treasury stock in the amount of $15,835.


                GUARANTY BANCSHARES HOLDING CORPORATION AND SUBSIDIARIES

                        Notes to Consolidated Financial Statements



 (1) Summary of Significant Accounting Policies

           The accounting and reporting policies of Guaranty Bancshares Holding Corporation (Bancshares) and its subsidiaries conform with generally accepted accounting principles and general practices followed in the banking industry. The principles which significantly affect the determination of financial position, results of operations and and cash flows are summarized below:

     A.    Basis of Accounting

                  The consolidated financial statements include the accounts of Bancshares and its wholly-owned subsidiaries. Significant intercompany accounts and transactions are eliminated.

     B.    Investment Securities

                  On January 1, 1994, Bancshares adopted Statement of Financial Accounting Standards (SFAS) No. 115 "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires the classification of securities into one of three catagories trading, available for sale or held to maturity.

                  Securities which Bancshares has the intent and ability to hold for the long-term or until maturity are classified as held to maturity or held for investment. These securities are stated at cost, adjusted for amortization of premiums and accretion of discounts using either the interest method or straight-line method, which produces approximately the same results. Realized gains or losses are recognized at the time of sale or call of a security and are shown as a separate component of other income in the consolidated statements of income.

                  Securities which may be sold in response to changes in interest rates, liquidity needs or asset/liability management strategies are classified as held for sale. These securities are stated at market. Adjustments to market are shown as a separate component of stockholders' equity.

                  Interest earned on investment securities is included in interest income. Also included in interest income are amoritization of premiums and accretion of discounts on investment securities which were computed using the straight-line method.

     C.    Loans

                  Interest income on commercial, real estate, mortgage and installment loans is accrued based on the principal amounts outstanding.

                  Nonperforming loans consist of nonaccrual loans and restructured loans. Loans past due 90 days or more are considered to be performing until placed on nonaccrual status. Loans are placed on nonaccrual status when, in the opinion of management, there is sufficient uncertainty as to timely collection of reported earnings of some or all of the contractual interest. When a loan is placed on nonaccrual status, interest accrued but not collected is usually reversed against interest income. Generally, any payments received on nonaccrual loans are first applied to reduce outstanding principal amounts. Loans are not reclassified as accruing until interest and principal payments are brought current and future payments are reasonably assured.

     D.    Allowance for Loan Losses

                  The allowance for loan losses is established through a provision for loan losses charged to expense. The allowance represents an amount which, in management's judgement, will be adequate to absorb probable losses on existing loans that may become uncollectible. Management's judgement in determining the adequacy of the allowance is based on evaluations of the collectibility of loans. Ultimate losses may vary from the current estimates. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect theborrower's ability to pay, overall portfolio quality, and review of specific problem loans. Loans are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely.

     E.    Depreciation

                  Premises and equipment are stated at cost, less accumulated depreciation and amortization of $1,267,321 and $1,037,502 at December 31, 1994 and 1993, respectively. For book purposes, depreciation and amortization are included in occupancy expense and are computed on the straight line basis over the useful lives of the assets which range from three to forty years. For income tax purposes, depreciation of assets acquired prior to January 1, 1981, is calculated on the straight-line method and depreciation of assets acquired after December 31, 1980, is calculated using the Accrelerated Cost Recovery (ACRS) or Modified Accelerated Costs Recovery (MACRS) System of the Internal Revenue Service. Maintenance and repairs which do not extend the life of banking premises and equipement are charged to operating expenses.

     F.    Foreclosed Assets

                  Property acquired through foreclosure is stated at the lower of the recorded amount of the loan for which the foreclosed asset served as collateral or the current fair market value.
           Fair value is the anticipated sales price of the assets, based upon independent appraisals and other relevant factors. When a reduction of the carrying value to the fair value is required at the time the loan is reclassified as a foreclosed asset, the difference is charged to the allowance for loan losses. Any subsequent reductions are charged to nonperforming assets expense. Revenues and expenses associated with operating or disposing of foreclosed assets are recorded during the period in which they are incurred.

     G.    Income Taxes

                  Bancshares and its subsidiaries file a consolidated federal income tax return. The Company has adopted SFAS 109, "Accounting for Income Taxes", to account for deferred income taxes. Deferred taxes are computed based on the tax liability or benefit in future years of the reversal of temporary differences in the recognition of income or deduction of expenses between financial and tax reporting purposes. The principal items resulting in the differences are net operating loss carryforwards, tax credit carryforwards, differences due to book and tax depreciation differences, and basis difference in the reserve for loan losses. The net difference between tax expense and taxes currently payable is reflected in the statement of financial condition as deferred taxes. Deferred tax assets and/or liabilities are classified as current and noncurrent based on the classification of the related asset or liability for financial reporting purposes, or based on the expected reversal date for deferred taxes that are not related to an asset or liability. This change in accounting principle was appropriately reflected in the 1993 statement of income.

     H.    Amortization of Debt Discount

                  Bancshares recorded the issuance of its 10% subordinated debentures at fair value. The difference between the $27 principal stated value per unit and the fair value was amortized using the interest method over the twelve year term of the debt. This debenture debt was extinguished in 1992.

     I.    Cash Equivalents

                  For purposes of the Statements of Cash Flows, the Bank considers cash equivalents to be "cash and due from banks."

     J.    Earnings Per Common Share

                  Income for primary earnings per share is adjusted for preferred stock dividends. Earnings per share are computed based on the weighted average number of common shares outstanding.


 (2)  Cash and Due From Banks

           The Bank is required to maintain average reserve balances with the Federal Reserve Bank. "Cash and due from banks" in the consolidated statement of financial condition include amounts so restricted of $206,000 at December 31, 1994.


 (3)  Investment Securities

    In May 1993, the Financial Accounting Standards Board issued Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This standard addresses the accounting and reporting for investments in equity securities which have readily determinable fair values and for all investments in debt securities. Adoption of the new standard was required for fiscal years beginning after December 15, 1993. Bancshares adopted this statement effective January 1, 1994.

         Neither Bancshares nor its subsidiaries engage in securities trading activities.
         An analysis of the amortized cost and market value of the investment portfolio by maturity periods at December 31, 1994 follows (in thousands):

                                                 Amortized   Market
                                                   Cost       Value

         Due within one year                      $10,120    $10,067
         Due from one to five years                 4,713      4,678
         Due from five to ten years                   475        466
         Due after ten years                        1,392      1,372
                                                  -------    --------
           Total investment securities            $16,700    $16,583
                                                  =======    =======

            A summary of securities classified as held to maturity and available for sale at amortized cost and approximate market values follows (in thousands):

                            Amortized Cost Maturing         Gross      Approx.
                      Within One to  5-10   Over          Unrealized   Market
                      1 Yr  5 Yrs   Yrs   10 Yrs Total  Gains  Losses  Value
  December 31, 1994:
  Held to maturity
   U. S. Treasury
       securities     $3,156 $ -    $ -    $ -    $3,156 $ -    $   28 $3,128
   Obligations
       of U. S.
       agencies and
       corporations    4,505  1,078    214   146   5,943      5     67  5,881
   Obligations of
       states and
       political
       subdivisions        9     96    261   -       366   -        11    355
   Other investments    -        29   -      -        29   -      -        29
                      ------ ------ ------ ------ ------ ------ ------ ------
         TOTAL        $7,670 $1,203 $  475 $  146 $9,494 $    5 $  106 $9,393
                      ====== ====== ====== ====== ====== ====== ====== ======

 Available for sale
   U. S. Treasury
     securities       $1,500 $ -    $ -    $ -    $1,500 $ -    $    1 $1,499
   Obligations of
     U. S. agencies
     and corps.          950  3,510   -       774  5,234     11     26  5,219
   Other Investments    -      -      -       472    472   -      -       472
                      ------ ------ ------ ------ ------ ------ ------ ------
         TOTAL        $2,450 $3,510 $ -    $1,246 $7,206 $   11 $   27 $7,190
                      ====== ====== ====== ====== ====== ====== ====== ======

 December 31, 1993:
   U.S. Treasury
     securities       $4,261 $1,501 $ -    $ -    $5,762 $   16   $ 11 $5,767
   Obligations
     of U.S.
     agencies and
     corporations      4,126  4,034  1,537  1,050 10,747     57     15 10,789
   Obligations of
     states and
     political
     subdivisions         24      4   -      -        28      1     -      29
   Other
     investments         -       36   -      329     365      -     -     365
                      ------ ------ -----  ----- -------   ----   ---- ------
                       8,411  5,575 1,537  1,379  16,902     74     26 16,950
                      ====== ====== =====  ===== =======   ====   ==== ======


            Investment securities with aggregate carrying values of approximately $5,994,000 and $5,896,000 at December 31, 1994 and 1993, respectively, were pledged to secure public deposits as required by law.

            Maturities of mortgage-backed securities are included in obligations of U.S. agencies and corporations and are classified by contractual (stated) maturity dates. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. During 1994, $350,000 of mortgage-backed securities were paid out prior to maturity.

 (4)  Loans

            Major classifications of loans at December 31, 1994 and 1993 are as follows:

                                                   December 31,
                                               1994           1993
      Commercial, financial
          and agricultural                  $27,721,641   $23,650,094
      Real estate                             3,066,572     3,977,064
      Installment                             4,022,406     4,334,930
                                            -----------   -----------
                                             34,810,619    31,962,088
      Less:  Unearned income                    (35,553)      (74,470)
                                            -----------   -----------
                                            $34,775,066   $31,887,618
                                            ===========   ===========

      The Bank has had transactions, in the ordinary course of business, with officers and directors of Bancshares and of the Bank, their immediate families and companies of which the directors are principal owners. All such transactions were on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with others and did not involve more than normal risk of collectibility or present other unfavorable features. Loans to these persons and the related activity for 1994 are summarized as follows:

      Balance, January 1, 1994                             $1,820,866
      Additions                                               281,346
      Payments                                               (644,784)

      Balance, December 31, 1994                           $1,457,428
                                                           ==========

        A summary of transactions in the allowance for loan losses follows:

                                         Year Ended December 31,
                                      1994        1993        1992

      Balance, beginning of year    $ 620,795   $ 545,754   $ 642,421
      Losses charged to allowance     (34,944)    (37,504)   (182,126)
      Recoveries credited to
         allowance                     96,294     112,545      65,459
      Provision (recovery) charged
        (credited) to expense        (180,000)       -         20,000
                                    ---------   ---------   ---------
      Balance, end of year          $ 502,145   $ 620,795   $ 545,754
                                    =========   =========   =========


            The Bank had non-performing loans on non-accrual status aggregating approximately $30,000 at December 31, 1994 and $36,000 at December 31, 1993. During the year ended December 31, 1993, the Bank recognized approximately $1,000 in interest income related to these loans. No interest income was recognized in 1994 or 1992. Had all the non-performing loans during the years been accruing interest at their contracted rates, approximately $3,000 , $5,000 and $75,000 of additional interest income would have been recognized for 1994, 1993 and 1992, respectively.

            A total of $80,000 and $311,360 was transferred from loans to other real estate in 1993 and 1992, respectively. There were no transfers to other real estate during 1994.


 (5)  Bank Premises and Equipment

            Major classification of these assets at December 31, 1994 and 1993 are summarized as follows:

                                                       1994         1993

      Buildings                                     $  583,026   $  583,026
      Leased assets and improvements                 1,976,310    1,976,310
      Furniture and equipment                          884,452      880,551
                                                    ----------   ----------
                                                     3,443,788    3,439,887
      Accumulated depreciation and amortization      1,267,321    1,037,502
                                                    ----------   ----------
                                                    $2,176,467   $2,402,385
                                                    ==========   ==========

            Depreciation and amortization amounted to $274,605, $273,982 and @268,021 for 1994, 1993 and 1992, respectively.


 (6)  Deposits

            A summary of interest expense on deposit accounts follows:

                                              Year Ended December 31,
                                          1994         1993         1992

      NOW accounts                     $  112,841   $  113,267   $  113,799
      Money market investment accounts    118,670      140,271      176,016
      Savings deposits                    240,710      254,577      259,426
      Other time and certificates of
        deposits                          905,733      778,733    1,201,206
                                       ----------   ----------   ----------
                                       $1,377,954   $1,286,848   $1,750,447
                                       ==========   ==========   ==========

            Interest expense on certificates of deposits of $100,000 or more for 1994, 1993 and 1992 was approximately $307,000, $212,000 and $296,000, respectively.


 (7)  Notes Payable and Subordinated Debt

      Notes payable to the Federal Home Loan
      Bank of Dallas, secured by all first
      mortgage documents relating to one-to-four family residential dwellings.


                                                        1994         1993

      120 monthly installments, 5.9 percent          $  530,897    $581,412
      96 monthly installments, 7.34 percent           1,323,272        -
                                                     ----------    --------
                                                     $1,854,169    $581,412
                                                     ==========    ========

      Maturities of long-term debt are as follows:

      1995                                           $  188,976
      1996                                              202,565
      1997                                              217,139
      1998                                              232,771
      1999                                              249,538
      thereafter                                        763,180
                                                     ----------
                                                     $1,854,169
                                                     ==========


 (8)  Stockholders' Equity

            On October 31, 1988 Bancshares exchanged approximately 85 percent of its then outstanding 10% subordinated debentures for Class B common stock and $2.70 cumulative preferred stock.
      Bancshares sold 14,700 shares of $.50 cumulative preferred stock and 14,700 shares of Class B common stock in 1989 and 7,200 shares of $.50 cumulative preferred stock and Class B common stock in 1990 (some of which was sold to Directors of Bancshares). Dividends required on the cumulative preferred stock at year end are deducted from the net income to reflect the net income applicable to common shareholders. No dividends may be paid on common stock until all unpaid dividends on preferred stock have been paid. The Board of Directors declared a $.675 dividend on the $2.70 preferred stock, to be paid on January 4, 1995. The holders of the preferred stock have no voting rights. In the event of any liquidation or dissolution of Bancshares, the $2.70 preferred stock shareholders are entitled to receive $27.00 per share, plus accrued and unpaid dividends to the date of payment, before any distribution may be made to the holders of the $.50 preferred or common stock and the $.50 preferred stockholders are entitled to receive $5.00 per share, plus accrued and unpaid dividends to the date of payment, before any distribution may be made to the holders of the common stock. The $2.70 cumulative perferred stock is redeemable in whole or in part at the Company's option beginning in 1995, providing that all cumulative dividends have been paid.

            The Class B common stock does not differ from the Class A common stock except that Class A common stock has a par value of $5 per share and Class B common stock has no par value.


 (9)  Operating Expenses

            Details of operating expenses are as follows:

                                           1994         1993         1992

      Salaries and employee benefits $ 971,555 $ 954,032 $ 949,052 Expenses related to other real estate and repossessed property, net of
        rental income on these properties   7,875        4,280       16,651
      Net occupancy expense               426,224      456,439      448,386
      Equipment and computer expense      193,233      182,245      169,921
      Professional fees and services      128,352      159,705      148,692
      FDIC and other insurances           140,606      145,575      133,223
      Directors' fees                      64,000       75,000       70,500
      Advertising and public relations     34,778       38,177       49,338
      Stationery and supplies              42,418       40,516       63,424
      Other operating expenses            204,161      180,677      225,820
                                       ----------   ----------   ----------
                                       $2,213,202   $2,236,646   $2,275,007
                                       ==========   ==========   ==========

 (10)  Income Taxes

            The actual tax expense differs from the "expected" tax expense (computed by applying the U. S. federal corporate tax rate of 34 percent in 1994, 1993 and 1992 to earnings before income taxes) as follows:

                                             1994        1993        1992

      Computed "expected" tax expense    $ 269,829   $ 200,315   $ 203,060
      Increase (decrease) in tax resulting
        from:
          Tax-exempt interest               (2,927)     (1,215)       (760)
          Non-deductible interest expense    1,274          57         152
          Net operating loss carryforwards
            utilized to offset income tax
            expense                       (207,175)   (221,663)   (161,281)
        Discount accretion                 (15,467)       -          8,486
        Other, net                         (45,534)     22,506     (49,657)
                                          ---------   ---------   ---------
            Total tax expense            $    -0-    $    -0-    $    -0-
                                          =========   =========   =========

            An analysis of deferred income taxes follows:

                                             1994        1993        1992

      Depreciation expense for tax reporting
        in excess of amount for financial
        reporting                        $  34,712   $  16,608   $  42,278
      Provision for loan losses for financial
        reporting less than (in excess of)
        amount for tax reporting            61,200     (51,028)    (20,000)
      Other real estate gain (write-offs)
        for financial statement reporting
        in excess of amount for
        tax reporting                         -         21,628        -
      Other, net                             1,137      (9,546)    244,478
      Capitalized leases                   (18,668)    (21,145)    (68,784)
      Recognition of tax benefit of net
        operating loss carryforward for
        financial statement purposes limited
        to the amount of deferred
          tax credits                      202,497     221,595    (197,972)
                                          ---------   ---------   ---------
          Total deferred income taxes    $ 280,878   $ 178,112   $    -0-
                                          =========   =========   =========

      At December 31, 1994, Bancshares has net operating loss carryforwards of approximately $849,000 and $641,000 for income tax and financial statement purposes, respectively. These carryforwards, if not utilized to offset taxable income, will expire in years through 2005.


(11)  Commitment and Contingent Liabilities

            In the normal course of business, the Bank has outstanding commitments and letters of credit which are not reflected in the consolidated financial statements. At December 31, 1994 and 1993, letters of credit outstanding totaled $814,500 and $794,300, respectively. Management does not expect any loss as a result of these transactions.

(12)  Regulatory Matters

            At periodic intervals, both the State Office of Financial Institutions examiners and the FDIC routinely examine the Bank's financial statements as part of their legally prescribed oversight responsibility of the Banking industry. Based on these examinations, the regulators can direct that the Bank's financial statements be adjusted in accordance with their findings.

            The regulators have not proposed significant adjustments to the Bank's financial statements in prior years. However, in view of the increasingly uncertain regulatory environment in which the Bank now operated, the extent, if any, to which a forthcoming regulatory examination may ultimately result in adjustments to the 1994 financial statements cannot presently be determined.

(13) Parent Company

            Summarized financial information for Bancshares (parent company only) follows:

      A.    Statements of Condition

                                                        1994         1993

            Assets:
              Cash                                 $  113,665  $   396,112
              Investment in 100 percent of the
                outstanding common stock of
                subsidiaries                        5,158,143    4,775,052
              Other assets                              5,519        2,372
                                                   -----------  -----------
                                                   $ 5,277,327  $ 5,173,536
                                                   ===========  ===========

            Liabilities:
              Dividends payable                    $   98,333  $   393,325

            Stockholders' equity:
              $2.70 cumulative preferred stock      3,497,320    3,497,320
              $.50 cumulative preferred stock         107,310      107,310
              Class A common stock                  1,050,000    1,050,000
              Class B common stock                     17,088       17,088
              Capital surplus                       2,039,004    2,039,004
              Accumulated deficit                  (1,504,893)  (1,914,676)
              Treasury stock                          (15,835)     (15,835)
              Net unrealized loss on securities
                available for sale                    (11,000)        -
                                                   ----------   -----------
                                                    5,178,994    4,780,211
                                                   ----------   -----------
                                                  $ 5,277,327  $ 5,173,536
                                                   ===========  ===========
      B.    Statements of Operations

                                           1994       1993         1992

            Dividends received from
              subsidiaries               $115,000  $  489,884  $ 1,754,606
            Other income                      224       1,585          172
            Interest expense and discount
              amortization on 10%
              subordinated debentures        -           -         (50,095)
            Other expenses                 (1,209)       (455)     (10,812)
                                         ---------  ----------  -----------
                Income before equity in
                  undistributed earnings
                  of subsidiaries and
                  income tax benefit      114,015     491,014    1,693,871

            Equity in undistributed
              earnings and (excess) of
              dividends over earnings of
              subsidiaries                394,101     588,196   (1,096,636)
                                         ---------  ----------  -----------
                Net income              $ 508,116  $1,079,210  $   597,235
                                         =========  ==========  ===========

      C.    Statements of Cash Flows
                                            1994         1993       1992

            Cash flows from operating
              activities:
                Net income               $508,116  $1,079,210  $   597,235
                Adjustments to reconcile
                  net income to net cash
                  used in operating
                  activities:
                  Accretion of discount
                    on subordinated
                    debentures                -          -          24,960
                  (Increase) decrease in
                    undistributed earnings
                    of subsidiaries      (394,091)   (683,280)     946,883
                  Change in accrued
                    interest payable         -           -         (67,975)
                                         --------  ----------  -----------
                    Net cash provided
                      by (used in)
                      operating
                      activities          114,025     395,930    1,501,103
                                         --------  ----------  -----------
            Cash flows from investing
              activities:
                Change in other assets   (  3,147)         (7)      (2,365)
                                         --------  ----------  -----------
            Cash flows from financing
              activities:
                Repayments of note payable   -           -        (806,848)
                Repayment of subordinated
                  debentures                 -           -        (692,712)
                Dividends paid           (393,325)       -            -
                                         --------  ----------  -----------
                     Net cash used in
                       financing
                       activities        (393,325)       -      (1,499,560)
                                         --------  ----------  -----------
                     Net increase
                     (decrease) in cash  (282,447)    395,923         (822)

            Cash, beginning of year       396,112         189        1,011
                                         --------  ----------  -----------
            Cash, end of year            $113,665  $  396,112  $       189
                                         ========  ==========  ===========

            Bancshares' primary source of working capital is dividends from the Bank. At December 31, 1994, approximately $982,000 of the Bank's net assets were available for dividends to Bancshares without seeking regulatory approval.

(14)  Concentration of Credit Risk

            The Bank grants commercial and individual loans to customers throughout the state. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent upon the local economy.


(15)  Financial Instruments with Off-Balance-Sheet Risk

            In the normal course of business, Guaranty Bank is a party to financial instruments which are not recorded in the consolidated financial statements. These financial instruments include commitments to extend credit and letters of credit.

            Loan commitments and lines of credit represent Bank commitments to lend funds at specific rates, with fixed expiration or review dates and for specific purposes. These commitments are agreements to fund loans if all conditions in the agreement are met. For overdraft lines of credit, the Bank has the right to change or terminate the terms and conditions of the credit agreement at any time with appropriate notice. Since many commitments and unused overdraft lines of credit are never actually drawn upon, the unfunded amounts do not necessarily represent future funding requirements.
      The Bank evaluates each customer's credit worthiness on an individual basis. The amounts of collateral obtained, if any, upon extension of credit is based on the credit worthiness of the customer. The Bank uses the same credit policies in making conditional obligations as it does for on-balance sheet instruments.

            The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for letters of credit is represented by the contract or notional amount of those instruments. Letters of credit are conditional commitments issued by the Bank to guarantee performance to a third party.

        Financial instruments whose contract amounts represent credit risk:

                Letters of credit                       $  814,500
                Unused overdraft lines of credit           171,000
                Loan commitments                         4,338,000


(16)  Leases

            During the year ended December 31, 1991, the Bank entered into a sale and leaseback agreement with regard to the bank building and the grounds on which it is located. Under the agreement, the Bank leased back a portion of the building for a term of fifteen years which is accounted for as a capital lease. Also, the Bank leased the grounds on which the building is located for a term of fifteen years. The lease of the grounds is accounted for as an operating lease.

            The future minimum lease payments under the capitalized lease and the present value of the net minimum lease payments as of December 31, 1994, are as follows:

            December 31,

               1995                                             $  252,744
               1996                                                252,744
               1997                                                252,744
               1998                                                252,744
               1999                                                252,744
              Thereafter                                         1,642,841
                                                                ----------
                Total minimum lease payments                     2,906,561

                Less amount representing interest                1,183,222
                                                                ----------
                Present value of minimum lease payments including
                  current maturities of $84,202                 $1,723,339
                                                                ==========

            The following is a schedule by year of future minimum rental payments under the operating lease as of December 31, 1994:

            December 31,

               1995                                               $135,696
               1996                                                135,696
               1997                                                135,696
               1998                                                 67,848
                                                                  --------
                                                                  $474,936
                                                                  ========

            Although the term of the lease is (15) fifteen years, the rental payments are to be made over (7 1/2) seven and one-half years. Half of the rental payments are expensed and half are recorded as prepaid rent to be amortized over the last (7 1/2) seven and one-half years of the lease. Rent expense is approximately $67,848 for each of the years ended December 31, 1994, 1993, and 1992, and $237,845 and $169,997 are included in other assets at December 31, 1994 and 1993, respectively.

(17)  Extraordinary items


                                                                    1992

      The extraordinary items consist of the following:

      Interest on income tax refund, net of applicable
        expenses                                                 $ 455,692

      Income tax expense attributable to the interest
        received on the income tax refund                         (164,186)

      Utilization of the net operating loss carryforward           197,972
                                                                  ---------
                                                                 $ 489,478
                                                                  =========

Guaranty Bancshares Holding Corporation and Subsidiaries

Corporate Description

          Guaranty Bancshares Holding Corporation is a one-bank holding company headquartered in Morgan City, Louisiana. Its principal subsidiary, Guaranty Bank & Trust Company of Morgan City, is a full-service commercial bank whose business is that of providing general banking services to the Morgan City and St. Mary Parish, Louisiana area.

Transfer Agent and Registrar

     Guaranty Bank & Trust Company of Morgan City
     Morgan City, Louisiana

Market Price

         The primary market area for the Company's stock is the Morgan City and St. Mary Parish, Louisiana area. The Company's stock is not listed on any securities exchange and is not registered with the National Association of Securities Dealers. Due to the lack of an actual trading market, or any significant transactions, the Company does not have available information to furnish the high and low sales prices or the range of bid and ask quotations for its stock.

Form 10-K Annual Report

          Each year Guaranty Bancshares Holding Corporation files an annual report with the Securities and Exchange Commission on Form 10-K. A copy of this report is available upon written request to the Chief Financial Officer, Guaranty Bancshares Holding Corporation, Post Office Box 2208, Morgan City, Louisiana 70381.


            GUARANTY BANCSHARES HOLDING CORPORATION AND
            GUARANTY BANK & TRUST COMPANY OF MORGAN CITY

                     BOARD OF DIRECTORS


H. W. Bailey                           Anthony J. Guarisco
Retired Executive                      President
Vice President                         Guarisco Enterprises, Inc.
McDermott, Inc.                        Morgan City, Louisiana
New Orleans, Louisiana


Brooks Blakeman                        Wiley Magee
Chairman of the Board                  Secretary to the Board
Guaranty Bancshares Holding            Guaranty Bancshares
Corporation and Guaranty               Holding Corporation and
Bank & Trust Company                   Guaranty Bank & Trust
Vice President and                     Company
General Manager                        President
Frank's Casing Crews, Inc.             Morgan City Supply, Inc.
Lafayette, Louisiana                   Morgan City, Louisiana

Vincent Cannata
President                              Murray Ordogne
Cannata's Supermarket, Inc.            Owner
Morgan City, Louisiana                 Morgan City Motel
                                       Morgan City, Louisiana

Randolph Cullom
President and Chief                    Lee A. Ringeman
Executive Officer                      Executive Vice President
Guaranty Bancshares Holding            and Chief Financial
Corporation and Guaranty               Officer
Bank & Trust Company                   Guaranty Bancshares
Morgan City, Louisiana                 Holding Corporation and
                                       Guaranty Bank & Trust
                                       Company
                                       Morgan City, Louisiana
Frank J. Domino
President
Frank's Motor Company, Inc.            Benny A. Blakeman
Morgan City, Louisiana                 Retired Clerk of Court
                                       St. Mary Parish
                                       Morgan City, Louisiana
Conley J. Dutreix                      Director Emeritus
Assistant Secretary to the             Guaranty Bank & Trust
Board of Guaranty Bancshares           Company
Holding Corporation and
Guaranty Bank & Trust Company
Executive Vice President and
Chief Lending Officer of Guaranty
Bank & Trust Company



                   GUARANTY BANK & TRUST COMPANY

                             OFFICERS


          Brooks Blakeman,  Chairman of the Board


          Randolph Cullom, President and Chief Executive Officer


          Wiley Magee, Secretary to the Board


          Conley J. Dutreix, Executive Vice President and Assistant
            Secretary to the Board


          Lee A. Ringeman, Executive Vice President and Cashier


          J. Michael Bourgeois, Vice President


          Elsie R. Gaudet, Vice President


          Kevin J. Hymel, Vice President, Security Officer and
            Data Systems Officer


          Lennis J. Simoneaux, Assistant Vice President


          Christine A. Dragna, Assistant Cashier






              GUARANTY BANCSHARES HOLDING CORPORATION

                             OFFICERS


               Brooks Blakeman, Chairman of the Board


               Randolph Cullom, President and
                    Chief Executive Officer


               Wiley Magee, Secretary-Treasurer


               Lee A. Ringeman, Executive Vice President
                    and Chief Financial Officer


               Conley Dutreix, Assistant Secretary