Form 10-K405, Exhibit 13
period 1995-12-31
GUARANTY BANCSHARES HOLDING CORP
filed 1996-03-29
CIK 706731

To Our Fellow Stockholders,

     With sincere sorrow and regret I must inform you that Mr. Murray P. Ordogne, one of the founders and a director of Guaranty Bancshares and Guaranty Bank, died on February 28, 1996. Mr. Ordogne was a loyal supporter of the Company and the source of valuable advice to his fellow board members and officers. He gave freely of his time and contributed much to the success of the organization. His contributions will be missed by all those he touched.

     In 1996 we celebrate the 30th anniversary of Guaranty Bank & Trust Company. We enter this anniversary year with good feelings about accomplishments of the last 30 years and optimism about our future. These successes are a direct result of the Guaranty's dedicated employees, directors, and supporting stockholders.

     Throughout this past year your company achieved significant progress toward its goal of expanding into those nearby markets with which we are familiar and which offer potential controlled growth and increased earnings. Asset growth for the sake of size is nonproductive. Profitable asset growth affords the opportunity to spread fixed expenses over a larger base of earning assets and to achieve reductions in unit costs for certain variable expenses. With this objective, we opened a branch office in Lafayette in April 1995. This venture has proved to be very successful, both loan and deposit growth have exceeded earlier projections.

     Guaranty Bancshares' consolidated net income totaled $477,000, down slightly from $508,000 in 1994. Bancshares' 1993 net income totaled $1,079,000, including $674,000 from a change in income tax treatment and 1992 earnings of $574,000 included $489,000 in extraordinary items related to refunds of prior years' income taxes. Without these one-time occurrences, our operating earnings for the last five years show a very positive trend.

       1995        1994        1993        1992       1991
     $477,000    $508,000    $405,000    $108,000   $135,000

     Net interest income, the primary source of earnings, reached $2,576,000, up 4.6 percent from 1994 and 8.2 percent over 1993. This increase was the result of a higher proportion of interest earning assets, better interest margins, and greater average loans outstanding at higher yields.

     The Bank made no provision for loan losses in 1993, 1994, or 1995 and, considering the high quality of the loan portfolio, re-covered $100,000 from the allowance for loan losses in 1995 and $180,000 in 1994. In 1995 net recoveries of previously charged off loans exceeded current charge offs by $102,000. Over the last three years, the Bank has had net recoveries of over $238,000.

     Total assets at year end were down slightly from prior year levels, however, average assets for 1995 were $2,557,000 or 4.5 percent over 1994. Asset quality measures in 1995 followed similar improvements in 1994 and 1993. The Bank had no accruing loans past due 90 days or more and had $84,000 of non-accruing loans. These loans, which represent only 0.2 percent of loans outstanding at year end, are well collateralized and borrowers are experiencing what we consider short term cash flow difficulties. No losses are anticipated on these loans.

     Non interest operating expenses which had trended lower since 1991 increased $66,000 in 1995 over 1994. This entire increase is attributed to the new branch facility which was opened in April.

     We anticipate more mergers, acquisitions, and de novo competi-tion in the financial arena. We expect the bulk of this expansion will come from the larger money center banks and the growing regional institutions. Our goal is to study and watch our market and competition and to act quickly to meet our customers needs as they develop.

     Our strategies for 1996 and future years are to provide quality financial products at competitive prices, to identify emerging consumer and business needs and to develop products which will fulfill those growing markets profitably.

     It is the ability to better understand and more quickly respond to the individual needs of our banking customer that will set Guaranty apart from the larger regional and remotely managed banking organization. As true community bankers and lenders, we are closer to our customers and shareholders to whom we are ulti-mately responsible. We believe this special relationship and our ability to respond quickly to our customers needs will assure continuing success in this very competitive marketplace. With this I express our sincere appreciation for your allowing us to continue serving you and your financial needs.

Sincerely,




Brooks Blakeman
Chairman of the Board

                      GUARANTY BANCSHARES HOLDING CORPORATION AND SUBSIDIARIES
                      --------------------------------------------------------
                                      SELECTED CONSOLIDATED DATA
                                      --------------------------
                           (In thousands of dollars, except per share data)
                                             Years Ended December 31
                            ------------------------------------------------------------
                                   1995        1994        1993        1992        1991
  Operating data:           ----------------------- ----------- ----------- -----------
    Total interest income        $4,539      $4,110      $3,871     $ 4,082     $ 4,805
                            =========== =========== =========== =========== ===========
    Net interest income          $2,576      $2,463      $2,380     $ 2,092     $ 1,964
  Recovery (provision) from
     (for) loan losses              100         180           -         (20)        100
    Other non-interest income       343         364         445         344         410
    Non-interest operating
     expense                      2,279       2,213       2,236       2,275       2,290
    Income taxes                    263         286         184          34          49
                             ----------- ----------- ----------- ----------- -----------
    Income before
      extraordinary items and
      change in accounting
      principle                     477         508         405         108         135
    Extraordinary items and
      change in accounting
      principle                      -           -          674         489         516
                             ----------- ----------- ----------- -----------  ----------
      Net income                 $  477      $  508      $1,079     $   597     $   651
                             =========== =========== =========== =========== ===========
    Per common share data:
      Net income loss before
      extraordinary items and
      change in accounting
      principle                  $    -      $    -      $    -     $  (.79)    $  (.73)
    Extraordinary items and change
       in accounting principle        -           -        1.80        1.30        1.35
     Net income                     .20         .28        1.80        0.51         .62
dividends                           .675       2.70           -           -           -

    Number of common shares
        outstanding              380,877     380,877    380,877     380,877     380,877

    Weighted average of common
      shares outstanding         373,728     374,375    374,375     376,504     380,877

    Selected statements of
      condition items:
    Year end balances:
          Total assets           $60,245     $60,687    $54,952     $58,419     $55,030
          Investment securities   10,963       9,494     16,902      21,932      15,031
          Securities available
              for sale             5,167       7,190
          Loans, net of unearned
            income                34,546      34,775     31,888      27,665      31,930
          Total deposits          50,770      51,498     47,053      52,251      47,518
          Notes payable            1,681       1,854        581           -         807
          10% subordinated
            debentures, net            -           -          -           -         668
          Stockholders' equity     5,662       5,179      4,780       4,094       3,592

     GUARANTY BANCSHARES HOLDING CORPORATION AND SUBSIDIARIES
   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS


Guaranty Bancshares Holding Corporation's (Bancshares) net operating income for 1995 was $477,000, compared with $508,000 in 1994, and $405,000 in 1993, before the $674,000 cumulative effect of adopting Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes",. Net income of $477,000 in 1995 compares with $508,000 in 1994 and $1,079,000 in 1993. Earnings per common share were $.20, $.28 and $1.80 for 1995, 1994 and 1993, respectively. Return on average assets was 0.80% for the current year, 0.89% for 1994 and 1.92% for 1993. Return on average equity was 8.79% in 1995, 10.16% in 1994, and 23.1% in 1993.

At December 31, 1995 Bancshares and its subsidiaries had total assets of $60,245,000 and deposits of $50,770,000, compared with assets and deposits of $60,687,000 and $51,498,000 in 1994 and $54,952,000 and $47,053,000 in 1993. Total assets and deposits were lower at year end 1995 from 1994 because the subsidiary Bank chose not to compete for higher interest bearing certificates of deposit.

Bancshares' principal subsidiary, Guaranty Bank & Trust Company operates three banking offices in East St. Mary Parish and Lafayette Parish, Louisiana, with 32 full time and 1 part time employee.

Net interest income was $2,576,000, 4.6% and 8.2% higher than in 1994 and 1993. Other income was $343,000 in 1995, down from $364,000 in 1994 and $445,000 in 1993. Non performing loans at December 31, 1995 were $84,000, up from $30,000 in 1994 and amounted to less than 0.2% of outstanding loans. Foreclosed real estate at December 31, 1995 was $65,000, compared with $80,000 in 1994 and $34,000 in 1993. The allowance for loan losses was 1.46% of loans as of December 31, 1995 versus 1.44% in 1994 and 1.95% in 1993. Recoveries from previously charged off loans exceeded 1995 charge offs by $102,000. At December 31, 1995, Bancshares' leverage ratio was 9.5% and stockholders' equity as a percent of total assets was 9.4%. The risk-based capital ratio was 11.7%.

Management's discussion and analysis of financial condition and results of operations should be read in conjunction with the accompanying consolidated financial statements, related notes, and the consolidated selected financial data presented in this report.

NET OPERATING RESULTS

Bancshare' consolidated net interest income was $2,576,000 in 1995, compared with $2,463,000 in 1994 and $2,380,000 in 1993. These increases were primarily due to changes in the level of loans out-standing, offset by higher interest paid on other time deposits and borrowed funds. Daily average interest earning assets increased $2,621,000 and interest bearing liabilities increased $2,337,000. Average rates earned increased 0.4% while average rates paid in-creased 0.5% from 1994 levels. During 1994 rates earned increased 0.4% while average rates paid increased 0.3% from 1993.

The increase in average interest earning assets in 1995 was primarily in loans and funds sold. Average loans increased $964,000 over 1994 while average funds sold increased $1,339,000 This shift in investment emphasis was begun in 1993 when the Bank began actively soliciting loans and emphasizing business develop-ment.

The increase in average interest bearing liabilities was in money market accounts and in other time deposits, primarily certificates of deposit, and in borrowing from the Federal Home Loan Bank of Dallas. The banking industry created a favorable interest rate market and some of the deposits which had sought better rates outside of the industry returned. Also, the Bank actively sought to retain deposits in order to fund loans.

The capital lease initiated in June 1991 was outstanding for the entire years 1995, 1994 and 1993. This capital lease is related to the sale/lease back transactions on the Bank's office building. (See note 16 to the financial statements.)

Changes in the composition of the deposit structure and generally higher rates paid on certificates of deposit increased the amount paid on deposits by $295,000, following $91,000 increase in 1994 from 1993 levels.

Interest on the demand notes payable increased $29,000 from 1994.
This is the result of increased Bank borrowing from the Federal
Home Loan Bank of Dallas to fund commercial real estate loans which have comparable scheduled amortizations.

As indicated in the following table, average balances of Bancshares available funds have followed 1994 trends. Average available funds increased $2,028,000 in 1995 following increases of $385,000 in 1994 and a $1,054,000 decline in 1993. Average assets in 1992 were distorted because of the ususual surge of hurricane damage related funds which flowed through the community in late 1992.

TOTAL AVAILABLE FUNDS (In Thousands of Dollars)

                                             1995                  1994                    1993
                                      --------------------  ----------------------  ----------------------
                                         DAILY                 DAILY                   DAILY
                                       AVERAGE               AVERAGE                 AVERAGE
                                       BALANCE          %    BALANCE            %    BALANCE            %
                                      ---------  ---------  ---------    ---------  ---------    ---------
Savings and NOW accounts              $11,985      22.4       $12,564      24.4       $12,917      25.3
Money market investment accounts        5,379      10.1         4,587       8.9         5,413      10.6
Other time deposits                    18,183      34.0        15,674      30.4        15,906      31.1
Certificates of deposit of
  $100,000 or more                      6,704      12.5         7,399      14.4         6,025      11.8
  Federal funds purchased                   -          -            -          -             12        -
Investment in capital lease             1,678       3.1         1,759       3.4         1,832       3.6
  Notes payable and 10%
  subordinated debentures               1,768       3.3         1,377       2.7           336        .7
                                      ---------  ---------  ---------    ---------  ---------    ---------
Total interest bearing
     liabilities                       45,697      85.4        43,360      84.2        42,441      83.1

Demand deposits                         7,806      14.6         8,115      15.8         8,649      16.9
                                      ---------  ---------    ---------  ---------    ---------  ---------
     Total available funds            $53,503     100.0%      $51,475     100.0%      $51,090     100.0%
                                      =========   ========    =========  =========    =========  =========


During 1995, available yields in investment securities increased, loan demand increased, and the Bank's average loan yields were slightly higher. Interest differentials increased as the compo-sition of earning assets changed and the ratio of interest earning assets as a percent of average total assets increased from 1994 levels.

PROVISION FOR LOAN LOSSES AND NON-PERFORMING LOANS

The provision for loan losses is the expense recorded to maintain the allowance for loan losses at a level which in management's judgment will be adequate to absorb probable losses in existing loans which may become uncollectible.

The allowance for loan losses as a percentage of loans, less un-earned income, outstanding at year-end is as follows:

                                                      Provision
                                                      For
                    Allowance Allowance  Net Loans    (Recovered
             Loans  For Loan  As A % Of  Charged Off  From) Loan
       Outstanding    Losses      Loans  (Recovered)  Losses
1995      $ 34,546     $ 504      1.46%      $  (102)   $ (100)
1994        34,775       502      1.44%          (61)     (180)
1993        31,888       621      1.95%          (75)       -

Considering the low level of non-performing loans and delinqen-cies, the Bank recovered $100,000 from the allowance for loan losses in 1995 and $180,000 in 1994 and made no provision for loan losses in 1993. Non-performing loans on non-accrued status in-creased $54,000 to approximately $84,000 at year end 1995, compared with $30,000 and $36,000 at December 31, 1994 and 1993, respec-
tively.

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

No assurance can be given that the Bank will not in any particular period sustain loan losses which are sizable in relation to the amount reserved or that subsequent evaluations of the loan port-folio, in light of conditions and factors then prevailing, will not require significant changes in the allowance for loan losses.


OTHER INCOME

Other operating income was approximately $343,000 during 1995, compared with $364,000 in 1994 and $445,000 in 1993. There were no securities gains in 1995 or 1994, following $37,000 in 1993. Gains on the sale of repossessed property contributed approximately $6,000 to the level of other operating income in 1994 compared with $91,000 in 1993. Service charges on deposit accounts continued to decline slightly from 1994 and 1993 levels. The slight increase in insurance commissions and other service charges and fees was primarily attributable to a recovery in consumer loan activity.

OTHER OPERATING EXPENSES

Other operating expenses totaled $2,279,000 in 1995, compared with $2,213,000 in 1994, a $66,000 increase, following a $24,000 decrease in 1994 from 1993. The following Analysis of Other Operating Expenses details the major categories of other operating expenses. Personnel expense, which normally comprises approxi-mately one-half of non-interest expenses, totaled $1,036,000 compared with $972,000 in 1994, and a $82,000 increase from 1993. This increase is attributable to the Bank opening a new facility.

Expenses related to other real estate and repossessed property, net of rental income on these properties, increased $1,000, following the sale of a 34 acre parcel acquired late in 1994 and the acquisition of an unoccupied building in 1995. There were no real estate market value adjustments in 1995, 1994 or 1993. Aggregate related expenses, such as taxes, insurance and losses on sales of these properties, totaled $10,000 in 1995, compared with $12,000 in 1994, and $10,000 in 1993. Rental income on these properties totaled $1,000 in 1995, $4,000 in 1994, and $6,000 in 1993.

Professional fees and services, primarily legal and accounting fees, increased $4,000 to $132,000 in 1995 following an $32,000 decrease in 1994 from 1993.

ANALYSIS OF OTHER OPERATING EXPENSES (In Thousands of Dollars)


                                                                1995/1994           1994/1993
                                                                  Change              Change
                                                             -----------------   -----------------
                            1995     1994     1993           Amount       %      Amount       %
                          -------- -------- --------         -----------------   -----------------
Salaries and employee
  benefits                $  1,036 $    972 $    954          $     64        7   $     18        2
Expenses related to
  other real estate and
  repossessed property,
  net of rental income
  on these properties            9        8        4                 1       12          4      100
Net occupancy expense          432      426      456                 6        1        (30)      (7)
Equipment and computer
  expense                      204      193      182                11        6         11        6
Professional fees and
  services                     132      128      160                 4        3        (32)     (20)
Advertising and public
  relations                     38       35       38                 3        9         (3)      (8)
Stationery and supplies         39       42       41                (3)      (7)         1        2
FDIC and other insurance        89      141      146               (52)     (37)        (5)      (3)
Directors fees                  91       64       75                27       42        (11)     (15)
Other operating expenses       209      204      181                 5        2         23       13
                          -------- -------- --------          --------            --------
                          $  2,279 $  2,213  $ 2,237          $     66        3   $    (24)      (1)
                          ======== ======== ========          ======== ========   ======== ========


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

The Bank has $9,959,000 in loans outstanding, including demand loans with no stated repayments and no stated maturity, scheduled to mature in 1996 and another $9,903,000 floating rate loans which reprice annually or more frequently. In addition $9,500,000 of investment securities will mature in 1996 and another $5,206,000 of floating rate debt securities will reprice within one year. Federal funds sold amounted to $3,325,000 on December 31, 1995. These funds sold can immediately be converted to cash without interest or principal penalty.

Capital adequacy depends on a variety of interacting factors, including asset quality, liquidity, economic conditions in the market served and strength of management. Bancshares' ratio of stockholders' equity to assets and to total deposits at December 31, 1995, 1994, and 1993 are as follows (in thousands of dollars):


                              1995       1994       1993
Stockholders' equity       $ 5,662    $ 5,179   $  4,780
Total assets                60,245     60,687     54,952
Total deposits              50,770     51,498     47,053

Ratio of stockholders'
equity to:
Total assets                  9.4%       8.5%      8.7%
Total deposits               11.2%      10.1%     10.2%

Bancshares does not have immediate plans for expansion through acquisitions of other banks or financial institutions, or commit-ments for significant capital expenditures.

A new form of capital measurement, risk-based capital, was imple-mented by regulatory authorities in recent years. Under this measure, distinctions are made according to the relative risks incurred among the various items on and off of the balance sheet. Under regulatory guidelines, for Guaranty Bancshares, Tier 1 capital represents the sum of stockholders' equity. Total capital represents Tier 1 capital plus the allowance for loan losses, subject to limitations defined by regulatory authorities. These are usually expressed as a percentage of risk-weighted assets. Risk-weighted assets are the total of assets and off-balance sheet items which have been weighted based upon risk factors assigned by the regulatory authorities. Banks and bank holding companies are considered to be well capitalized with total capital of 10% and Tier 1 capital of not less than 6%.

Selected capital adequacy measures for Bancshares and Guaranty Bank are as follows as of December 31, 1995:

Risk-based capital
                               GUARANTY      GUARANTY
                              BANCSHARES       BANK
Tier 1                          10.71%        10.67%
Total capital                   11.66%        11.62%
Leverage ratio                   9.53%         9.49%

Bancshares paid a $.675 dividend on its $2.70 cumulative preferred stock, on January 4, 1995. No dividends have been declared or paid on its $.50 cumulative preferred stock since their issuance. As a result, accumulated and unpaid dividends are as follows:

     $2.70 Preferred stock, dividends
     accumulated from January 13, 1990
     through January 13, 1996                      $2,446,892

     $.50 Preferred stock, dividends
     accumulated from January 13, 1990
     through January 13, 1996                          69,375
                                                   $2,516,267


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


REGULATORY MATTERS

At periodic intervals, examiners from the Louisiana Department of Financial Institutions and the FDIC routinely examine the Bank's financial statements as part of their legally prescribed oversight of the banking industry. Based on these examinations, the regulators can direct that the Bank's financial statements be adjusted in accordance with their findings. The regulators have not proposed significant adjustments to the Bank's financial statements in prior years. Although no adjustments are anticipated, in view of the increasingly uncertain regulatory environment in which the Bank now operates, the extent, if any, of such adjustments to the 1995 financial statements cannot presently be determined.


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


           GUARANTY BANCSHARES HOLDING CORPORATION AND
          GUARANTY BANK & TRUST COMPANY OF MORGAN CITY

                       BOARD OF DIRECTORS

H.W. Bailey                             Anthony J. Guarisco
Retired Executive                       President
Vice President                          Guarisco Enterprises, Inc.
McDermott, Inc.                         Morgan City, Louisiana
New Orleans, Louisiana


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


Vincent Cannage                         Murray Ordogne
President                               Owner
Cannata's Supermarket, Inc.             Morgan City Motel
Morgan City, Louisiana                  Morgan City, Louisiana


Randolph Cullom                         Lee A. Ringeman
President and Chief                     Executive Vice President
Executive Officer                       and Chief Financial
Guaranty Bancshares Holding             Officer
Corporation and Guaranty                Guaranty Bancshares
Bank & Trust Company                    Holding Corporation and
Morgan City, Louisiana                  Guaranty Bank & Trust
                                        Company
                                        Morgan City, Louisiana
Frank J. Domino
President
Frank's Motor Company, Inc.             Benny A. Blakeman
Morgan City, Louisiana                  Retired Clerk of Court
                                        St. Mary Parish
                                        Morgan City, Louisiana
Conley J. Dutreix                       Director Emeritus
Assistant Secretary to the              Guaranty Bank & Trust
Board of Guaranty Bancshares            Company
Holding Corporation and
Guaranty Bank & Trust Company
Executive Vice President and
Chief Lending Offier of
Guaranty Bank & Trust Company

                  GUARANTY BANK & TRUST COMPANY

                            OFFICERS


Brooks Blakeman, Chairman of the Board

Randolph Cullom, President and Chief Executive Officer

Wiley Magee, Secretary to the Board

Conley J. Dutreix, Executive Vice President and Assistant Secretary
                   to the Board

Lee A. Ringeman, Executive Vice President and Cashier

J. Michael Bourgeois, Vice President

Elsie R. Gaudet, Vice President and Security Officer

Lennis J. Simoneaux, Assistant Vice President

Kelly Watson, Banking Officer

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

            Lee A. Ringeman, Executive Vice President
                   and Chief Financial Officer

               Conley Dutreix, Assistant Secretary


                    INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Stockholders of Guaranty Bancshares Holding Corporation
Morgan City, Louisiana


     We have audited the consolidated statements of financial condition of Guaranty Bancshares Holding Corporation and Subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years ended December 31, 1995, 1994 and 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstate-ment. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated finan-cial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Guaranty Bancshares Holding Corporation and Subsidia-ries as of December 31, 1995, and 1994 and the results of their operations and their cash flows for the years ended December 31, 1995, 1994 and 1993 in conformity with generally accepted account-ing principles.


                   Darnall, Sikes, Kolder, Frederick & Rainey


                      A Corporation of Certified Public Accountants





Morgan City, Louisiana
January 12, 1996


                     GUARANTY BANCSHARES HOLDING CORPORATION AND
                                   SUBSIDIARIES
                    Consolidated Statements of Financial Condition
                            December 31, 1995 and 1994

                                                   1995            1994
                                  ASSETS

CASH AND DUE FROM BANKS                        $ 3,229,648     $ 3,435,866

FEDERAL FUNDS SOLD                               3,325,000       2,640,000

INVESTMENT SECURITIES
  Securities held to maturity
    (market value $10,980,000
    and $9,393,000, respectively)               10,963,516      9,493,656
  Securities available for sale, at market       5,196,792      7,189,984
         Total investment securities            16,160,308     16,683,640

LOANS                                           34,552,371     34,810,619
Less:  Allowance for loan losses                   503,826        502,145
       Unearned income                               6,795         35,553
         Total net loans                        34,041,750     34,272,921

OTHER REAL ESTATE                                   64,682         80,000
BANK PREMISES AND EQUIPMENT                      2,083,415      2,176,467
ACCRUED INTEREST RECEIVABLE                        375,810        360,482
OTHER ASSETS                                       963,977      1,037,765

         TOTAL ASSETS                          $60,244,590    $60,687,141
                                               ===========    ===========

                        LIABILITIES AND STOCKHOLDERS' EQUITY

DEPOSITS
  Non-interest bearing deposits                $ 8,418,740    $ 8,289,121
  NOW account deposits                           5,404,616      4,882,892
  Money market investment accounts               6,842,230      4,663,666
  Savings deposits                               7,147,835      7,603,436
  Other time deposits                           17,330,796     17,871,452
  Certificates of deposits of
    $100,000 or more                             5,625,997      8,187,058
         Total deposits                         50,770,214     51,497,625

Notes payable                                    1,681,446      1,854,169
Obligation under capital lease                   1,631,734      1,723,339
Accrued interest payable                           135,287        124,101
Other liabilities                                  363,896        308,913
         Total liabilities                      54,582,577     55,508,147

COMMITMENTS AND CONTINGENCIES                         -              -

STOCKHOLDERS' EQUITY
  $2.70 cumulative preferred stock               3,481,115      3,497,320
  $.50 cumulative preferred stock                  107,310        107,310
  Class A common stock                           1,050,000      1,050,000
  Class B common stock                              17,088         17,088
  Capital surplus                                2,039,004      2,039,004
  Accumulated deficit                           (1,023,669)    (1,504,893)
  Treasury stock                                   (15,835)       (15,835)
  Net unrealized gain (loss) on securities
    available for sale                               7,000        (11,000)
         Total stockholders' equity              5,662,013      5,178,994

         TOTAL LIABILITIES AND
             STOCKHOLDERS' EQUITY              $60,244,590    $60,687,141
                                               ===========    ===========




The accompanying notes are an integral part of this statement.

                    GUARANTY BANCSHARES HOLDING CORPORATION AND
                                  SUBSIDIARIES

                         Consolidated Statements of Income
                    Years Ended December 31, 1995, 1994 and 1993


                                                      1995          1994          1993

INTEREST INCOME
  Interest and fees on loans                      $ 3,430,339   $ 3,285,524   $ 2,988,138
  Interest on investment securities:
    U. S. Treasury securities                         256,200       221,301       254,811
    Obligations of U. S. agencies and corporations    616,860       493,449       511,402
    Obligations of states and political subdivisions   22,312         8,610         3,573
    Other investments                                  25,070        16,528        16,561
  Interest on federal funds sold and time
    deposits with banks                               188,458        84,242        96,109
      Total interest income                         4,539,239     4,109,654     3,870,594

INTEREST EXPENSE
  Interest on deposit accounts                       1,673,166    1,377,954     1,286,848
  Interest on federal funds purchased                     -            -              345
  Interest on capital lease                            167,840      175,891       183,223
  Interest on notes payable                            121,957       93,082        19,753
      Total interest expense                         1,962,963    1,646,927     1,490,169

      Net interest income                            2,576,276    2,462,727     2,380,425

RECOVERY FROM LOAN LOSSES                              100,000      180,000          -

      Net interest income after recovery
        from loan losses                             2,676,276    2,642,727     2,380,425

OTHER INCOME
  Service charges on deposit accounts                  204,908      231,685       236,833
  Insurance commissions, other service
   charges and fees                                     54,061       54,967        52,163
  Other operating income                                83,711       77,439       119,128
  Net investment securities gain                          -            -           37,307
      Total other income                               342,680      364,091       445,431
OPERATING EXPENSES                                   2,278,787    2,213,202     2,236,646

      Net income before income tax expense and
       change in accounting principle                  740,169      793,616       589,210

INCOME TAX EXPENSE
  Current                                               96,046        4,622         5,888
  Deferred                                             166,954      280,878       178,112
                                                       263,000      285,500       184,000

      Net income before change in
        accounting principle                           477,169      508,116       405,210

CHANGE IN ACCOUNTING PRINCIPLE
  Cumulative effect to December 31, 1992 of application of
    Statement of Financial Accounting Standards No. 109
    "Accounting for Income Taxes"                         -            -          674,000

      Net income                                       477,169      508,116     1,079,210

DIVIDENDS REQUIRED FOR PREFERRED STOCK                (402,453)    (404,275)     (404,275)

      NET INCOME AVAILABLE FOR COMMON STOCKHOLDERS    $ 74,716    $ 103,841     $ 674,935
                                                      ========    =========     =========

Income per common share before change
 in accounting principle                              $   -       $    -             -
                                                      ========    =========     =========
Income per common share after change
 in accounting principle                              $    .20    $     .28     $    1.80
                                                      ========    =========     =========

Weighted average common shares outstanding             373,728      374,375       374,375
                                                      ========    =========     =========


The accompanying notes are an integral part of this statement.

                      GUARANTY BANCSHARES HOLDING CORPORATION AND SUBSIDIARIES

                    Consolidated Statements of Changes in Stockholders' Equity
                                 Years Ended December 31, 1995, 1994 and 1993



                                    $2.70 Cumulative Preferred            $.50 Cumulative Preferred
                                  Number of Shares                      Number of Shares
                                Authorized    Issued      Amount       Authorized    Issued    Amount


Balance at January 1, 1993        145,676     145,676   $3,497,320        64,324     21,900   $107,310

Net income                           -           -            -             -          -          -
Cash dividends:
  $2.70 preferred stock              -           -            -             -          -          -

Balance at December 31, 1993      145,676     145,676    3,497,320        64,324     21,900    107,310

Net income                           -           -            -             -          -          -
Cash dividends:
  $2.70 preferred stock              -           -            -             -          -          -
Change in net unrealized (loss) on
  securities available for sale      -           -            -             -          -          -

Balance at December 31, 1994      145,676     145,676    3,497,320        64,324     21,900    107,310

Net income                           -           -            -             -          -          -

Acquisition of treasury stock:
  675 shares $2.70 cumulative preferred
    stock                            (675)       (675)     (16,205)          675       -          -

Change in net unrealized gain on
 securities available for sale       -           -            -             -          -          -

Balance at December 31, 1995      145,001     145,001   $3,481,115        64,999     21,900   $107,310
                                  =======     =======   ==========        ======     ======   ========
 The accompanying notes are an integral part of this statement.

                                                                                            Gain (Loss)
                                                                                                on
          Class A Common                   Class B Common                                   Securities
  Number of Shares                 Number of Shares         Capital  Accumulated  Treasury  Available
Authorized  Issued    Amount  Authorized  Issued  Amount    Surplus     Deficit     Stock    For Sale
210,000    210,000  $1,050,000  210,000  170,877  $17,088  $2,039,004 $(2,600,561) $(15,835)  $ -

   -          -           -        -         -       -           -      1,079,210      -        -

   -          -           -        -         -       -           -       (393,325)     -        -

210,000    210,000   1,050,000  210,000   170,877  17,088   2,039,004  (1,914,676)  (15,835)    -

   -          -           -        -         -       -           -        508,116      -        -

   -          -           -        -         -       -           -        (98,333)     -        -

   -          -           -        -         -       -           -           -         -     (11,000)

210,000    210,000   1,050,000  210,000   170,877  17,088   2,039,004  (1,504,893)  (15,835) (11,000)

   -          -           -        -         -       -           -        477,169      -        -



   -          -           -        -          -       -          -          4,055      -        -


   -          -           -        -          -       -          -           -         -      18,000

210,000    210,000  $1,050,000  210,000    170,877 $17,088 $2,039,004 $(1,023,669) $(15,835) $ 7,000
========   =======  ==========  =======    ======= ======= ========== ============ ========= =======

                     GUARANTY BANCSHARES HOLDING CORPORATION AND SUBSIDIARIES


                                 Consolidated Statements of Cash Flows
                              Years Ended December 31, 1995, 1995 and 1994



                                                     1995          1995          1994


CASH FLOWS FROM OPERATING ACTIVITIES
 Net income                                      $  477,169    $  508,116   $  1,079,210

  Adjustments to reconcile net income to
    net cash provided by operating activities:
      Gain on sales of investment securities           -             -            37,307
      Amortization of premium (accretion of
        discount) on investments                   (234,681)      (42,311)        72,971
      Recovery from loan losses                    (100,000)      (180,000)         -
      Gain on sale of fixed assets                   (9,495)        (8,294)         -
      Gain on sale of other real estate             (38,892)        (5,846)       (2,850)
      Gain on sale of repossessed property             -              -          (91,337)
      Depreciation and amortization                 302,965        274,605       273,982
      (Increase) decrease in accrued interest
        receivable                                  (15,329)        (7,537)       17,325
      Increase (decrease) in accrued interest
        payable                                      11,186         34,369       (23,982)
      Increase (decrease) in other liabilities       54,993       (338,586)       89,413
          Net cash provided by
            operating activities                    447,916        234,516     1,452,039

CASH FLOWS FROM INVESTING ACTIVITIES
  (Increase) decrease in federal funds sold        (685,000)    (1,540,000)      775,000
  Proceeds from sales of investment securities         -              -        1,666,917
   Proceeds from maturities of investment
       securities                                20,542,000     12,979,412    16,439,635
  Purchase of investment securities              19,776,840)   (12,693,828)  (13,892,828)
  Net (increase) decrease in loans                  231,171     (3,006,098)   (4,147,160)
  Proceeds from sales of other real estate and
    repossessed property                            149,903         43,000       621,300
  (Purchase) sale of interest-bearing deposits         -           515,000     1,084,809
  Proceeds from sales of premises and equipment       6,500         26,000          -
  Purchase of bank premises and equipment          (180,268)       (58,034)      (95,609)
  Changes in other assets                            50,138        187,029       (54,946)
        Net cash provided (used) by
           investing activities                     337,604     (3,547,519)    2,397,118

CASH FLOWS FROM FINANCING ACTIVITIES
  Net increase (decrease) in demand deposits,
    NOW accounts and savings accounts             2,374,307       (180,520)   (2,954,548)
  Net increase (decrease) in certificates of
    deposit                                      (3,101,717)     4,624,921    (2,243,188)
  Proceeds from notes payable                          -         1,400,000       600,000
  Repayment of notes payable                       (172,723)      (127,243)      (18,588)
  Repayments of capital lease obligation            (91,605)       (76,218)      (68,995)
        Net cash provided (used) by financing
          activities                               (991,738)     5,640,940    (4,685,319)

        Net increase (decrease) in cash, cash
          equivalents and due from banks           (206,218)     2,327,937      (836,162)

CASH, CASH EQUIVALENTS AND DUE FROM BANKS,
  beginning of year                               3,435,866      1,107,929     1,944,091

CASH, CASH EQUIVALENTS AND DUE FROM BANKS,
  end of year                                  $  3,229,648   $  3,435,866  $  1,107,929
                                               ============   ============  ============

Supplemental Cash Flow Information:

  Interest paid                                $  1,951,777   $ 1,612,558   $  1,514,151
                                               ============   ============  ============


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

     B.  Investment Securities

             On January 1, 1994, Bancshares adopted Statement of Financial Accounting Standards (SFAS) No. 115 "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires the classification of securities into one of three categories: trading, available for sale or held to maturity.

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

             Securities which may be sold in response to changes in interest rates, liquidity needs or asset/liability management strategies are classified as held for sale. These securities are stated at market. Adjustments to market are shown as a separate component of stockholders' equity.
             Interest earned on investment securities is included in interest income. Also included in interest income are amortization of premiums and accretion of discounts on investment securities which were computed using the straight-line method.

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

     D.  Allowance for Loan Losses

             The allowance for loan losses is established through a provision for loan losses charged to expense. The allowance represents an amount which, in management's judgement, will be adequate to absorb probable losses on existing loans that may become uncollectible. Management's judgement in determining the adequacy of the allowance is based on evaluations of the collectibility of loans. Ultimate losses may vary from the current estimates. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrower's ability to pay, overall portfolio quality, and review of specific problem loans. Loans are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely.

     E.  Depreciation

             Premises and equipment are stated at cost, less accumulated depreciation and amortization of $1,578,835 and $1,267,321 at December 31, 1995 and
         1994, respectively. For book purposes, depreciation and amortization are included in occupancy equipment expenses and are computed on the straight line basis over the useful lives of the assets which range from three to forty years. For income tax purposes, depreciation of assets acquired prior to January 1, 1981, is calculated on the straight-line method and depreciation of assets acquired after December 31, 1980, is calculated using the Accelerated Cost Recovery (ACRS) or Modified Accelerated Costs Recovery (MACRS) System of the Internal Revenue Service. Maintenance and repairs which do not extend the life of banking premises and equipment are charged to operating expenses.

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

     I.  Earnings Per Common Share

             Income for primary earnings per share is adjusted for preferred stock dividends. Earnings per share are computed based on the weighted average number of common shares outstanding.

     J.  Use of Estimates

             The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures on contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (2) Cash and Due From Banks

         The Bank is required to maintain average reserve balances with the Federal Reserve Bank. "Cash and due from banks" in the consolidated statements of financial condition include amounts so restricted of $241,000 and $206,000 at December 31, 1995 and 1994, respectively.

  (3)Investment Securities

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

         An analysis of the amortized cost and market value of the investment portfolio by maturity periods at December 31, 1995 follows (in thousands):

                                              Amortized    Market

                                                Cost       Value



     Due within one year                       $ 7,496    $ 7,489
     Due from one to five years                  6,847      6,861
     Due from five to ten years                    503        518
     Due after ten years                         1,304      1,309

       Total investment securities             $16,150    $16,177


         A summary of securities classified as held to maturity and available for sale at amortized cost and approximate market values follows (in thousands):


                                  Amortized Cost Maturing
                           Within  One to   5-10    Over
                           1 Yr   5 Yrs    Yrs    10 Yrs   Total



     December 31, 1995:
       Held to maturity
         U. S. Treasury
           securities     $1,997  $ -     $ -     $ -     $ 1,997

         Obligations of
           U. S. agencies
           and corporations4,968   3,072      92     123    8,255

         Obligations of
           states and
           political
           subdivisions       31     250     411    -         692

         Other investments  -         20    -       -          20


             TOTAL        $6,996  $3,342  $  503  $  123  $10,964



                                           Gross          Approx.

                                         Unrealized       Market

                                       Gains   Losses      Value



     December 31, 1995:
       Held to maturity
         U. S. Treasury securities      $    2   $ -      $ 1,999
         Obligations of U. S.
           agencies and corporations         8       11     8,252
         Obligations of states and
           political subdivisions           17     -          709
         Other investments                -        -           20

             TOTAL                      $   27   $   11   $10,980

                                        ======   ======   =======



                                Amortized Cost Maturing
              Amortized Cost Maturing
                      Within   One to    5-10     Over
                        1 Yr    5 Yrs     Yrs     10 Yrs    Total



   Available for sale
     Obligations of
       U. S. agencies
       and
       corporations   $  500   $3,505   $ -      $  688   $ 4,693
         Other
           investments  -        -        -         493       493

             TOTAL    $  500   $3,505   $ -      $1,181   $ 5,186
                      ======   ======   ======   ======   =======



                                           Gross         Approx.
                                         Unrealized      Market
                                       Gains  Losses      Value


       Available for sale
         Obligations of U. S.
           agencies and corporations    $   14   $    3    $4,704
         Other Investments                -        -          493

             TOTAL                      $   14   $    3    $5,197
                                        ======   ======    ======


             Amortized Cost Maturing
                       Within   One to    5-10     Over
                        1 Yr    5 Yrs     Yrs     10 Yrs   Total



  December 31, 1994:
    Held to maturity
      U. S. Treasury
        securities     $3,156   $ -      $ -      $ -      $3,156
      Obligations
       of U. S.
       agencies and
        corporations    4,505    1,078      214      146    5,943
       Obligations of
        states and
        political
        subdivisions        9       96      261     -         366
         Other
           investments   -          29     -        -          29

             TOTAL     $7,670   $1,203   $  475   $  146   $9,494
                       ======   ======   ======   ======   ======


                                            Gross         Approx.
                                          Unrealized      Market
                                        Gains   Losses     Value


     December 31, 1994:
       Held to maturity
         U. S. Treasury
           securities                   $ -      $   28    $3,128
         Obligations
           of U. S.
           agencies and
           corporations                      5       67     5,881
         Obligations of
           states and
           political
           subdivisions                   -          11       355
         Other investments                -        -           29

             TOTAL                      $    5   $  106    $9,393
                                        ======   ======    ======



              Amortized Cost Maturing
                       Within   One to    5-10     Over
                        1 Yr    5 Yrs     Yrs     10 Yrs   Total


    Available for sale
      U. S. Treasury
        securities     $1,500   $ -      $ -      $ -      $1,500
      Obligations of
        U. S. agencies
        and
        corporations      950    3,510     -         774    5,234
         Other
         investments     -        -        -         472      472

             TOTAL     $2,450   $3,510   $ -      $1,246   $7,206
                       ======   ======   ======   ======   ======



                                            Gross         Approx.
                                          Unrealized      Market
                                        Gains   Losses     Value


       Available for sale
         U. S. Treasury
           securities                   $ -      $    1    $1,499
         Obligations of
           U. S. agencies
           and corporations                 11       26     5,219
         Other investments                -        -          472

             TOTAL                      $   11   $   27    $7,190
                                        ======   ======    ======


         Investment securities with aggregate carrying values of approximately $6,882,000 and $5,994,000 at December 31, 1995 and 1994, respectively, were pledged to secure public deposits as required by law.

         Maturities of mortgage-backed securities are included in obligations of U.S. agencies and corporations and are classified by contractual (stated) maturity dates. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. During 1995, $75,000 of mortgage-backed securities were paid out prior to maturity.

  (4)Loans

         Major classifications of loans at December 31, 1995 and 1994 are as follows:

                                              December 31,

                                          1995           1994
     Commercial, financial and
       agricultural                    $26,762,289   $27,721,641

     Real estate                         2,189,211     3,066,572

     Installment                         5,600,871     4,022,406

                                        34,552,371    34,810,619

     Less:  Unearned income                 (6,795)      (35,553)

                                       $34,545,576   $34,775,066
                                       ===========   ===========



         The Bank has had transactions, in the ordinary course of business, with officers and directors of Bancshares and of the Bank, their immediate families and companies of which the directors are principal owners. All such transactions were on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with others and did not involve more than normal risk of collectibility or present other unfavorable features. Loans to these persons and the related activity for 1995 are summarized as follows:

     Balance, January 1, 1995                         $1,457,428
     Additions                                           547,572
     Payments and persons no longer with the bank       (276,538)
     Balance, December 31, 1995                       $1,728,462
                                                      ==========



         A summary of transactions in the allowance for loan losses follows:

                                    Year Ended December 31,

                                 1995        1994        1993


     Balance, beginning of year$ 502,145   $ 620,795   $ 545,754
     Losses charged to allowance (17,526)    (34,944)    (37,504)
     Recoveries credited to
       allowance                 119,207      96,294     112,545
     Recovery credited to
       expense                  (100,000)   (180,000)       -
                               ==========   ==========  =========


     The Bank had non-performing loans on non-accrual status aggregating approximately $84,000 at December 31, 1995 and $30,000 at December 31, 1994. During the years ended December 31, 1995 and December 31, 1993, the Bank recognized approximately $4,000 and $1,000, respectively in interest income related to these loans. No interest income was recognized in 1994. Had all the non-performing loans during the years been accruing interest at their contracted rates, approximately $4,000, $3,000 and $5,000 of additional interest income would have been recognized for 1995, 1994 and 1993, respectively.


 (5) Bank Premises and Equipment

         Major classification of these assets at December 31, 1995 and 1994 are summarized as follows:

                                             1995         1994


     Land                                 $   10,000   $     -
     Buildings                               652,526      583,026
     Leased assets and improvements        1,976,310    1,976,310
     Furniture and equipment               1,023,414      884,452
                                           3,662,250    3,443,788
     Accumulated depreciation and
       amortization                        1,578,835    1,267,321
                                          $2,083,415   $2,176,467
                                          ==========   ==========


         Depreciation and amortization amounted to $302,965, $274,605, and $273,982 for 1995, 1994 and 1993, respectively.


 (6) Deposits

         A summary of interest expense on deposit accounts follows:


                                     Year Ended December 31,

                                  1995        1994        1993


     NOW accounts              $  111,664  $  112,841  $  113,267
     Money market investment
       accounts                   142,802     118,670     140,271
     Savings deposits             205,396     240,710     254,577
     Other time and certificates
       of deposits              1,213,304     905,733     778,733
                               $1,673,166  $1,377,954  $1,286,848
                               ==========  ==========  ==========



     Interest expense on certificates of deposits of $100,000 or more for 1995, 1994 and 1993 was approximately $349,000, $307,000, and $212,000, respectively.


 (7) Notes Payable

     Notes payable to the Federal Home Loan
     Bank of Dallas, secured by all first
     mortgage documents relating to one-to-four family residential dwellings in the amount of $5,014,000.


                                             1995         1994


 120 monthly installments, 5.9 percent    $  485,563   $  530,897
 96 monthly installments, 7.34 percent     1,195,883    1,323,272
                                          $1,681,446   $1,854,169
                                          ==========   ==========


     Maturities of long-term debt are as follows:

             1996                            $  201,396

             1997                               215,885

             1998                               231,426

             1999                               248,096

             2000                               265,976

             thereafter                         518,667

                                             $1,681,446
                                             ==========




 (8) Stockholders' Equity

         On October 31, 1988 Bancshares exchanged approximately 85 percent of its then outstanding 10% subordinated debentures for Class B common stock and $2.70 cumulative preferred stock. Bancshares sold 14,700 shares of $.50 cumulative preferred stock and 14,700 shares of Class B common stock in 1989 and 7,200 shares of $.50 cumulative preferred stock and Class B common stock in 1990 (some of which was sold to Directors of Bancshares). Dividends required on the cumulative preferred stock at year end are deducted from the net income to reflect the net income applicable to common shareholders. No dividends may be paid on common stock until all unpaid dividends on preferred stock have been paid. The Board of Directors declared a $.675 dividend on the $2.70 preferred stock, paid on January 4, 1995.

         The holders of the preferred stock have no voting rights. In the event of any liquidation or dissolution of Bancshares, the $2.70 preferred stock shareholders are entitled to receive $27.00 per share, plus accrued and unpaid dividends to the date of payment, before any distribution may be made to the holders of the $.50 preferred or common stock and the $.50 preferred stockholders are entitled to receive $5.00 per share, plus accrued and unpaid dividends to the date of payment, before any distribution may be made to the holders of the common stock. The $2.70 cumulative preferred stock is redeemable in whole or in part at the Company's option beginning in 1995, providing that all cumulative dividends have been paid.

         The Class B common stock does not differ from the Class
     A common stock except that Class A common stock has a par value of $5 per share and Class B common stock has no par value.


 (9) Operating Expenses

         Details of operating expenses are as follows:

                                1995         1994         1993


     Salaries and employee
       benefits              $1,035,568   $  971,555   $  954,032
     Expenses related to other
       real estate and
       repossessed property,
       net of rental income on
       these properties           9,162        7,875        4,280
     Net occupancy expense      432,538      426,224      456,439
     Equipment and computer
       expense                  204,004      193,233      182,245
     Professional fees and
       services                 131,828      128,352      159,705
     FDIC and other insurances   89,536      140,606      145,575
     Directors' fees             90,677       64,000       75,000
     Advertising and public
       relations                 37,639       34,778       38,177
     Stationery and supplies     38,557       42,418       40,516
     Other operating expenses   209,278      204,161      180,677
                             $2,278,787   $2,213,202   $2,236,646
                             ==========   ==========   ==========
(10)Income Taxes

         The actual tax expense differs from the "expected" tax expense (computed by applying the U. S. federal corporate tax rate of 34 percent in 1995, 1994 and 1993 to earnings before income taxes) as follows:

                                  1995        1994        1993

     Computed "expected" tax
       expense                 $ 251,657   $ 269,829   $ 200,315

     Increase (decrease) in tax
       resulting from:
         Tax-exempt interest      (7,586)     (2,927)     (1,215)
         Non-deductible
           interest expense          809       1,274          57

        Net operating loss
           carryforwards
           utilized to offset
           income tax
           expense              (248,950)   (207,175)   (221,663)

       Discount accretion          6,559     (15,467)       -

       Other, net                 (2,489)    (45,534)     22,506


           Total tax expense   $   -0-     $   -0-     $   -0-
                               =========   =========   =========


         An analysis of deferred income taxes follows:

                                  1995        1994        1993



     Depreciation expense for
       tax reporting in excess
       of amount for financial
       reporting                $   (412)  $  34,712   $  16,608

     Provision for loan losses
       for financial reporting
       less than (in excess of)
       amount for tax reporting   34,000      61,200     (51,028)

     Other real estate gain
       (write-offs) for financial
       statement reporting in
       excess of amount for tax
       reporting                    -           -         21,628
     Other, net                   13,208       1,137      (9,546)

     Capitalized leases          (15,931)    (18,668)    (21,145)

     Recognition of tax benefit
       of net operating loss
       carryforward for
       financial statement
       purposes limited to the
       amount of deferred tax
       credits                    136,089    202,497     221,595


         Total deferred income
           taxes                $ 166,954  $ 280,878   $ 178,112
                                =========  =========   =========



         At December 31, 1995, Bancshares has net operating loss carryforwards of approximately $124,000 for income tax purposes. These carryforwards, if not utilized to offset taxable income, will expire in years through 2005.


(11) Commitment and Contingent Liabilities

         In the normal course of business, the Bank has outstanding commitments and letters of credit which are not reflected in the consolidated financial statements. At December 31, 1995 and 1994, letters of credit outstanding totaled $838,950 and $814,500, respectively. Management does not expect any loss as a result of these transactions.


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

         The regulators have not proposed significant adjustments to the Bank's financial statements in prior years. However, in view of the increasingly uncertain regulatory environment in which the Bank now operates, the extent, if any, to which a forthcoming regulatory examination may ultimately result in adjustments to the 1995 financial statements cannot presently be determined.

 (13) Parent Company

         Summarized financial information for Bancshares (parent company only) follows:

     A.  Statements of Condition

                                            1995         1994


         Assets:
           Cash                         $    11,971   $  113,665

           Investment in 100 percent
             of the outstanding common
             stock of subsidiaries        5,641,127    5,158,143

           Other assets                       8,915        5,519


                                        $ 5,662,013  $ 5,277,327
                                        ===========  ===========



         Liabilities:
           Dividends payable            $      -     $    98,333


         Stockholders' equity:
           $2.70 cumulative preferred
             stock                        3,481,115    3,497,320

           $.50 cumulative preferred
             stock                          107,310      107,310

           Class A common stock           1,050,000    1,050,000

           Class B common stock              17,088       17,088

           Capital surplus                2,039,004    2,039,004

           Accumulated deficit           (1,023,669)  (1,504,893)

           Treasury stock                   (15,835)     (15,835)

           Net unrealized loss on
             securities available
             for sale                         7,000      (11,000)

                                          5,662,013    5,178,994

                                        $ 5,662,013  $ 5,277,327
                                        ===========  ===========



    B.  Statements of Operations

                                    1995      1994       1993


         Dividends received from
           subsidiaries           $ 12,150  $115,000  $  489,884

         Other income                  426       224       1,585

         Other expenses               (382)   (1,209)       (455)

             Income before equity
               in undistributed
               earnings of
               subsidiaries and
               income tax benefit   12,194   114,015     491,014


         Equity in undistributed
           earnings of subsidiaries 464,975   394,101     588,196


             Net income           $477,169  $508,116  $1,079,210
                                  ========  ========  ==========


     C.  Statements of Cash Flows

                                  1995        1995       1994



         Cash flows from operating
           activities:
             Net income         $ 477,169  $ 508,116  $1,079,210

             Adjustments to
               reconcile net
               income to net cash
               used in operating
               activities:
               (Increase) decrease
                 in undistributed
                 earnings of
                 subsidiaries    (477,135)  (394,091)   (683,280)

                   Net cash
                     provided
                     by operating
                     activities        34    114,025     395,930


         Cash flows from investing
           activities:
             Change in other
               assets              (3,396)    (3,147)         (7)

        Cash flows from financing
           activities:
                   Dividends paid  (98,332)  (393,325)       -


                  Net increase
                    (decrease)
                    in cash      (101,694)  (282,447)    395,923


         Cash, beginning of year  113,665    396,112         189


         Cash, end of year      $  11,971  $ 113,665  $  396,112
                                =========  =========  ==========



         Bancshares' primary source of working capital is dividends from the Bank. At December 31, 1995, approximately $859,000 of the Bank's net assets were available for dividends to Bancshares without seeking regulatory approval.


(14) Concentration of Credit Risk

         The Bank grants commercial and individual loans to customers throughout the state. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent upon the local economy.

         The Bank maintains its cash in bank deposits at high credit quality financial institutions. The balances, at times, may exceed federally insured limits.

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

         Financial instruments whose contract amounts represent credit risk:

               Letters of credit                       $  838,960

               Unused overdraft lines of credit           160,000

               Loan commitments                         4,033,000



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

         The future minimum lease payments under the capitalized lease and the present value of the net minimum lease payments as of December 31, 1995, are as follows:

         December 31,

            1996                                  $  252,744

            1997                                     252,744

            1998                                     252,744


            1999                                     252,744


            2000                                     252,744


           Thereafter                              1,390,097



             Total minimum lease payments          2,653,817



             Less amount representing interest     1,022,083



             Present value of minimum lease payments
               including current maturities of
               $84,202                            $1,631,734
                                                  ==========



         The following is a schedule by year of future minimum rental payments under the operating lease as of December 31,

     1995:

         December 31,

            1996                                    $135,696


            1997                                     135,696


            1998                                      67,848



                                                    $339,240
                                                    ========



         Although the term of the lease is (15) fifteen years, the rental payments are to be made over (7 1/2) seven and one-half years. Half of the rental payments are expensed and half are recorded as prepaid rent to be amortized over the last (7 1/2) seven and one-half years of the lease. Rent expense is approximately $67,848 for each of the years ended December 31, 1995, 1994 and 1993, and $305,493, and $237,845 are included in other assets at December 31, 1995 and 1994, respectively.


(17) Fair Value of Financial Instruments

         Generally accepted accounting principles require disclosure of fair value information about financial instruments for which it is practicable to estimate fair value, whether or not the financial instruments are recognized in the financial statements. When quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The derived fair value estimates cannot be substantiated through comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument.


         Certain financial instruments and all non-financial instruments are excluded from these disclosure requirements. Further, the disclosures do not include estimated fair values for items which are not financial instruments but which represent significant value to the Bank, among them, core deposit intangibles, loan servicing rights and other fee-generating businesses. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Bank.

         The carrying amount of cash, short-term investments, demand deposits and short-term borrowings approximates the estimated fair value of these financial instruments. The estimated fair value of securities and off-balance-sheet instruments is based on quoted market prices or dealer quotes. The estimated fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The estimated fair value of deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The estimated fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities. Rates currently available to the Bank for debt with similar terms and
     remaining maturities are used to   estimate fair value of
     existing debt. The estimated fair values of commitments to extend credit and all types of letters of credit were established using the fees currently charged to enter into similar agreements. The aggregate fair value of these commitments and letters of credit was immaterial.

         The estimated fair values of the Bank's financial instruments at December 31, 1995 follows (in thousands):

                                                Carrying    Fair


                                                 Amount     Value


     ASSETS
       Cash and due from banks and
         short term investments                 $ 6,555   $ 6,555

       Securities available for sale              5,186     5,197

       Securities held to maturity               10,964    10,980

       Loans, net of unearned income
         and the allowance for loan
         losses                                  34,042    35,324


     LIABILITIES
       Deposits                                  50,770    49,425

       Long-term debt and obligation
         under capital lease                      3,313     3,400


(18) Subsequent Event

         By board resolution dated February 12, 1996, the Company approved a plan of reorganization. As part of the reorganization, the Articles of Incorporation will be amended as follows:

     1.      The authorized number of shares of common stock
         (no par value) will be changed from 210,000 shares to 1,500,000 shares.

     2. Each issued share of $2.70 cumulative preferred stock will be changed into shares of class B common stock (no par value, designated simply as common).

     3. Each issued share of $.50 cumulative preferred stock will be changed into shares of common stock (no par value).

         Also, the board resolved to declare and pay a dividend to the holders of record of $2.70 cumulative preferred shares on the day before the effective date of the plan of reorganization. These dividends will be effective only if the plan of reorganization becomes effective.

         Should the reorganization become effective, the Company will borrow a maximum of $1,000,000, secured by the Company's shares of Guaranty Bank & Trust Company of Morgan City.

         The plan of reorganization adopted and recommended by the board is to become effective upon approval by 80% of the shareholders. The plan of reorganization will be presented to the shareholders for vote in April, 1996. Subsequent to the approval by the shareholders, the United States Federal Reserve Bank and the State of Louisiana Office of Financial Institutions must approve the plan of reorganization.