Form 10-K, Exhibit 13
period 1996-12-31
GUARANTY BANCSHARES HOLDING CORP
filed 1997-03-31
CIK 706731

To Our Stockholders,

     We are pleased to report that 1996 was another year of growth for Guaranty Bank & Trust Company and Guaranty Bancshares Holding Corporation. Year end assets grew over six million dollars, a ten percent increase, deposits and loans also grew more than ten percent over 1995. Your board of directors also declared dividends of approximately $392,000 to holders of $2.70 cumulative preferred stock.

     Careful management of asset quality, maintenance of interest margins, control of personnel and other recurring operating expenses and continuing development of long term customer relationships are and will remain essential to our continuing success.

     All asset quality measures again improved in 1996. Average interest earning assets as a percent of total assets improved 0.7 percent from 91.2 percent to 91.9 percent, following a 0.5 percent improvement in 1995 over 1994. At year end, the Bank had no repossessed real estate and no repossessed property. Non-performing loans in non accrual status were only $145,000 and represented 0.38 percent of outstanding loans at year end.

     Additionally, the allowance for loan losses rose to $506,000 as a result of net recoveries of previously charged off loans. The Bank recovered $100,000 from the reserve in 1995 following a $180,000 recovery in 1994. These recoveries are the result of aggressive pursuit of previous charge offs. The allowance represented 1.33 percent of outstanding loans at year end 1996 and 1.46 percent in 1995. The change is due to the increase in outstanding loans in 1996. The bank has made no provision for loan losses since a nominal addition in 1992.

     Net income was down approximately $193,000 from 1995 levels, attributable in large part to the non-recurring $100,000 recovery from the allowance for loan losses mentioned above and the legal and accounting expenses related to the recapitalization plan which was rejected by the stockholders.

     Operating expenses, exclusive of those related to the plan of recapitalization were essentially unchanged from 1995, any increases are primarily attributed to the Lafayette branch which opened in 1995. Net interest income improved by $71,000 to $2,647,000, primarily due to increased volume of interest earning assets, average yields on earning assets, primarily loans, declined 0.3 percent while the average rates paid on deposits and other interest bearing liabilities decreased only 0.2 percent. The offsetting effects of higher volume and lower yields contributed to this higher net interest income.

     Other non interest income decreased $59,000 from 1995, primarily attributable to a $39,000 non-recurring gain on sale of repossessed real estate in 1995 and lower service charges on personal deposit accounts. This latter is the result of the continued growth in the Bank's NOW and Bayou Accounts where service charges are reduced or eliminated based on account balances.

     For your company to continue in the successful pattern established in the last years, we must follow the same guidelines which have made us successful.

     We must-

     ~Maintain profitability to continue as a profitable
      investment for our stockholders.
     ~Provide a group of quality financial products at
      reasonable prices.
     ~Set the local standard for personal service.
     ~Establish a stable workplace environment for our employees which will be challenging andinancially rewarding.
     ~Contribute to the well-being of our local economy.

     All of these will be impossible to accomplish without the efforts of all parties. Achieving the above non-monetary goals will translate into improved earnings for our company.

     Many individuals deserve our appreciation for the progress
Bancshares has made in recent years; beginning with the dedicated directors, officers and employees who work to maintain and improve customer service. Finally, we want to thank our many customers and stockholders and the community we serve.

     We also want to welcome the six new directors who joined the board of Bancshares and the Bank in 1996.

     As we stated last year, we anticipate more mergers, acquisitions and de novo competition in the financial services industry as the definition of these services is expanded and more institutions perform traditional banking services and more banks expand into other areas. A pattern has been established where larger money center banks and growing regional institutions have reached out to acquire a larger base of deposit and loan customers. This process is expected to continue and probably accelerate in the number of smaller institutions acquired.

     Our responsibility is to study and monitor our market and competition to act quickly and decisively to meet our customers' financial needs and to provide the most advantageous return for our stockholders.

     As true community bankers and lenders, we are closer to our customers and shareholders to whom we are ultimately responsible. We believe this special relationship and our ability to respond quickly to our customers' needs will assure continuing success in this very competitive marketplace. With this I express our sincere appreciation for your allowing us to continue serving you and your financial needs.

Sincerely,



Brooks Blakeman
Chairman or the Board





    GUARANTY BANCSHARES HOLDING CORPORATION AND SUBSIDIARIES
    --------------------------------------------------------
                   SELECTED CONSOLIDATED DATA
    --------------------------------------------------------
        (In thousands of dollars, except per share data)
                      Years Ende December 31

  -----------------------------------------------------------

                                 1996      1995      1994
 Operating data:           --------------------------------
    Total interest income      $4,644    $4,539    $4,110
                               -------   ------    ------

    Net interest income        $2,647    $2,576    $2,463
  Recovery (provision) from
     (for) loan losses            -         100       180
    Other non-interest income     284       343       364
    Non-interest operating
      expense                   2,496     2,279     2,213
    Income taxes                  150       263       286
                               ------    ------    ------

 Income before
      extraordinary items and
        change in accounting
        principle                 284       477       508

    Extraordinary items and
        change in accounting
        principle                   -         -         -

                               ------    ------    ------
    Net income                 $  284    $  477    $  508
                               ------    ------    ------
    Per common share data:
      Net income loss before
      extraordinary items
      and change in
      accounting principle     $    -   $     -    $    -
    Extraordinary items and
      change in accounting
      principle                     -         -         -
     Net income                  (.32)      .20       .28
     Cash dividends
       $2.70 Preferred Stock     2.70      .675      2.70

    Number of common shares
        outstanding           373,425   380,877   380,877

    Weighted average of
      common shares
      outstanding             373,958   373,728   374,375

    Selected statements
      of condition items:
    Year end balances:
      Total assets            $66,430   $60,245   $60,687
      Investment securities    12,818    10,963     9,494
      Securities available
        for sale                4,648     5,169     7,190
      Loans, net of unearned
        income                 38,142    34,546    34,775
     Total deposits            56,793    50,770    51,498
      Notes payable             1,480     1,681     1,854
      Stockholders' equity      5,566     5,662     5,179


SELECTED CONSOLIDATED DATA (continued)


                                1993      1992
 Operating data:           -----------------------
    Total interest income      $3,871    $4,082
                               -------   ------

    Net interest income        $2,380    $2,092
  Recovery (provision) from
     (for) loan losses              -       (20)
    Other non-interest income     445       344
    Non-interest operating
      expense                   2,236     2,275
    Income taxes                  184        34
                               ------    ------

 Income before
      extraordinary items and
        change in accounting
        principle                 405       108
    Extraordinary items and
        change in accounting
        principle                 674       489

                               ------    ------
    Net income                 $1,079    $  597
                               ------    ------
    Per common share data:
      Net income loss before
      extraordinary items
      and change in
      accounting principle     $    -   $  (.79)
    Extraordinary items and
      change in accounting
      principle                  1.80      1.30
     Net income                  1.80      0.51
     Cash dividends
       $2.70 Preferred Stock        -         -

    Number of common shares
        outstanding           380,877   380,877

    Weighted average of
      common shares
      outstanding             373,375   376,504

    Selected statements
      of condition items:
    Year end balances:
      Total assets            $54,952   $58,419
      Investment securities    16,902    21,932
      Securities available
        for sale
      Loans, net of unearned
        income                 31,888    27,665
          Total deposits       47,053    52,251
      Notes payable               581         -
      Stockholders' equity      4,780     4,094




    GUARANTY BANCSHARES HOLDING CORPORATION AND SUBSIDIARIES
  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                   AND RESULTS OF OPERATIONS


Guaranty Bancshares Holding Corporation's (Bancshares) net operating income for 1996 was $284,000, compared with $477,000 in 1995, and $508,000 in 1994. Earnings per common share, after providing for dividends on the preferred shares, were $.20 and $.28 for 1995 and 1994, respectively, and a loss of $.32 per share in 1996. Return on average assets was 0.45% for the current year, 0.80% for 1995 and 0.89% for 1994. Return on average equity was 4.91% in 1996, 8.79% in 1995, and 10.16% in 1994.

At December 31, 1996 Bancshares and its subsidiaries had total assets of $66,430,000 and deposits of $56,793,000, compared with assets and deposits of $60,245,000 and $50,770,000 in 1995 and $60,687,000 and $51,498,000 in 1994. Total assets and deposits were lower at year end 1995 from 1994 because the subsidiary Bank chose not to compete for higher interest bearing certificates of deposit.

Bancshares' principal subsidiary, Guaranty Bank & Trust Company operates three banking offices in East St. Mary Parish and Lafayette Parish, Louisiana, with 31 full time and 2 part time employees. Bancshares has no employees.

Net interest income was $2,647,000, 2.8% and 7.5% higher than in 1995 and 1994. Other income was $284,000 in 1996, down from $343,000 in 1995 and $364,000 in 1994. Non performing loans at December 31, 1996 were $145,000, up from $84,000 in 1995 and amounted to less than 0.4% of outstanding loans. Foreclosed real estate at December 31, 1995 was $65,000, compared with $80,000 in 1994. The Bank had no repossessed real estate or other repossessed assets at year end 1996. The allowance for loan losses was 1.33% of loans as of December 31, 1996 versus 1.46% in 1995 and 1.44% in 1994. Recoveries from previously charged off loans exceeded 1996 charge offs by $2,000 and $102,000 in 1995. At December 31, 1996, Bancshares' leverage ratio was 8.8% and stockholders' equity as a percent of total assets was 8.4%. The risk-based capital ratio was 10.7%.

Management's discussion and analysis of financial condition and results of operations should be read in conjunction with the accompanying consolidated financial statements, related notes, and the consolidated selected financial data presented in this report.

NET OPERATING RESULTS

Bancshares' consolidated net interest income was $2,647,000 in 1996, compared with $2,576,000 in 1995 and $2,463,000 in 1994.
These increases were primarily due to changes in the level of loans



    GUARANTY BANCSHARES HOLDING CORPORATION AND SUBSIDIARIES
  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                   AND RESULTS OF OPERATIONS


NET OPERATING RESULTS (continued)

outstanding, offset by higher interest paid on other time deposits. Daily average interest earning assets increased $3,472,000 and average interest bearing liabilities increased $1,416,000. Average rates earned decreased 0.3% while average rates paid decreased 0.3% from 1995 levels. During 1995 rates earned increased 0.4% while average rates paid increased 0.5% from 1994 levels.

The increase in average interest earning assets in 1996 was primarily in loans and funds sold. Average loans increased
$1,603,000 over 1995 while average funds sold increased $1,932,000. This shift in investment emphasis was begun in 1993 when the Bank began actively soliciting loans and emphasizing business development.

The increase in average interest bearing liabilities was in NOW and money market accounts. The banking industry created a favorable interest rate market and some of the deposits which had sought better money market rates outside of the industry returned. Also, the Bank actively sought to retain deposits in order to fund loans.

The capital lease initiated in June 1991 was outstanding for the entire years 1996, 1995 and 1994. This capital lease is related to the sale/lease back transactions on the Bank's office building.
(See note 16 to the financial statements.)

Changes in the composition of the deposit structure and generally higher average interest bearing deposits increased the amount paid on deposits by $56,000, following $295,000 increase in 1995 from 1994 levels.

Interest on the demand notes payable decreased from 1995. This is the result of amortized Bank borrowing from the Federal Home Loan Bank of Dallas. These borrowings were incurred in 1993 and 1994 to fund commercial real estate loans which have comparable scheduled amortizations.

As indicated in the following table, average balances of Bancshares' available funds have followed 1994 and 1995 trends. Average available funds increased $2,776,000 in 1996 following increases of $2,028,000 in 1995 and $385,000 in 1994.




    GUARANTY BANCSHARES HOLDING CORPORATION AND SUBSIDIARIES
  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                   AND RESULTS OF OPERATIONS


TOTAL AVAILABLE FUNDS (In Thousands of Dollars)


                                                     1996
                                             -------------------
                                              DAILY
                                             AVERAGE
                                             BALANCE         %
                                             -------       -----
     Savings and NOW accounts                $12,825        22.8
     Money market investment accounts          6,649        11.8
     Other time deposits                      18,311        32.5
     Certificates of deposit of
        $100,000 or more                       6,164        11.0
     Federal funds purchased                       1           -
     Investment in capital lease               1,589         2.8
     Notes Payable                             1,574         2.8
                                             -------       -----
     Total interest bearing
        Liabilities                          $47,113        83.7

     Demand deposits                           9,166        16.3
                                             -------       -----
        Total available funds                $56,279       100.0%
                                             =======       =====


                                                     1995
                                             -------------------
                                              DAILY
                                             AVERAGE
                                             BALANCE         %
                                             -------       -----
     Savings and NOW accounts                $11,985        22.4
     Money market investment accounts          5,379        10.1
     Other time deposits                      18,183        34.0
     Certificates of deposit of
        $100,000 or more                       6,704        12.5
     Federal funds purchased                       -           -
     Investment in capital lease               1,678         3.1
     Notes Payable                             1,768         3.3
                                             -------       -----
     Total interest bearing
        Liabilities                          $45,697        85.4

     Demand deposits                           7,806        14.6
                                             -------       -----
        Total available funds                $53,503       100.0%
                                             =======       =====




    GUARANTY BANCSHARES HOLDING CORPORATION AND SUBSIDIARIES
  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                   AND RESULTS OF OPERATIONS


TOTAL AVAILABLE FUNDS (In Thousands of Dollars) (continued)


                                                     1994
                                             -------------------
                                              DAILY
                                             AVERAGE
                                             BALANCE         %
                                             -------       -----
     Savings and NOW accounts                $12,564        24.4
     Money market investment accounts          4,587         8.9
     Other time deposits                      15,674        30.4
     Certificates of deposit of
        $100,000 or more                       7,399        14.4
     Federal funds purchased                       -           -
     Investment in capital lease               1,759         3.4
     Notes Payable                             1,377         2.7
                                             -------       -----
     Total interest bearing
        Liabilities                          $43,360        84.2

     Demand deposits                           8,115        15.8
                                             -------       -----
        Total available funds                $51,475       100.0%
                                             =======       =====



During 1996, available yields in investment securities decreased, loan demand increased, and the Bank's average loan yields were slightly lower. Interest differentials decreased as the compo-sition of earning assets changed with more investments in lower yielding highly liquid federal funds sold and the ratio of interest earning assets as a percent of average total assets increased from 1995 and 1994 levels.

PROVISION FOR LOAN LOSSES AND NON-PERFORMING LOANS

The provision for loan losses is the expense recorded to maintain the allowance for loan losses at a level which in management's judgment will be adequate to absorb probable losses in existing loans which may become uncollectible.

The allowance for loan losses as a percentage of loans, less un-earned income, outstanding at year-end is as follows: (In thousands of dollars)




    GUARANTY BANCSHARES HOLDING CORPORATION AND SUBSIDIARIES
  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                   AND RESULTS OF OPERATIONS


PROVISION FOR LOAN LOSSES(continued)


                                                      Provision
                                                      For
                    Allowance Allowance  Net Loans    (Recovered
             Loans  For Loan  As A % Of  Charged Off  From) Loan
       Outstanding    Losses      Loans  (Recovered)  Losses
1996      $ 38,142     $ 506      1.33%      $    (2)   $   -
1995        34,546       504      1.46%         (102)     (100)
1994        34,775       502      1.44%          (61)     (180)


Considering the low level of non-performing loans and delinqen-cies, the Bank recovered $100,000 from the allowance for loan losses in 1995 and $180,000 in 1994 and made no provision for loan losses in 1996. Non-performing loans on non-accrual status in-creased $61,000 to approximately $145,000 at year end 1996, compared with $84,000 and $30,000 at December 31, 1995 and 1994, respectively.

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

No assurance can be given that the Bank will not in any particular period sustain loan losses which are sizable in relation to the




   GUARANTY BANCSHARES HOLDING CORPORATION AND SUBSIDIARIES
  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                   AND RESULTS OF OPERATIONS


PROVISION FOR LOAN LOSSES(continued)

amount reserved or that subsequent evaluations of the loan port-folio, in light of conditions and factors then prevailing, will not require significant changes in the allowance for loan losses.

The following table represents maturity and repricing data for loans (excluding those on non-accrual status.) In thousands of dollars.


     Fixed rate loans with remaining maturity of:
     Three months or less                         $ 3,502
     Over three months through twelve months        3,549
     Over one year through five years              13,977
     Over five years                                3,863
          Total fixed rate loans                   24,891

     Floating rate loans with a repricing frequency of:
     Quarterly or more frequently                  10,707
     Annually or more frequently, but less
          frequently than quarterly                 1,148
     Every five years or more frequently,
          but less frequently than annually           866
     Less frequently than every five years            395
          Total floating rate loans                13,116
          Total loans                             $38,007


OTHER INCOME

Other operating income was approximately $284,000 during 1996, compared with $343,000 in 1995 and $364,000 in 1994. There were no securities gains in 1996, 1995 or 1994. Gains on the sale of re-possessed property contributed approximately $39,000 to the level of other operating income in 1995 compared with $6,000 in 1994. Service charges on deposit accounts continued to decline slightly from prior years. The slight increase in insurance commissions and other service charges and fees was primarily attributable to a recovery in consumer loan activity.

OTHER OPERATING EXPENSES

Other operating expenses totaled $2,496,000 in 1996, compared with $2,279,000 in 1995, a $217,000 increase, following a $66,000 decrease in 1995 from 1994. The following Analysis of Other Operating Expenses details the major categories of other operating expenses. Personnel expense, which normally comprises approxi-mately one-half of non-interest expenses, totaled $1,074,000




    GUARANTY BANCSHARES HOLDING CORPORATION AND SUBSIDIARIES
  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                   AND RESULTS OF OPERATIONS

OTHER OPERATING EXPENSES(continued)

compared with $1,036,000 in 1995, and a $102,000 increase from 1994. The 1995 increase is attributable to the Bank opening a new facility.

Expenses related to other real estate and repossessed property, net of rental income on these properties, increased $2,000, following the 1995 sale of a 34 acre parcel acquired late in 1994 and the disposition of an unoccupied building acquired in 1995. There were no real estate market value adjustments in 1996, 1995 or 1994. Aggregate related expenses, such as taxes, insurance and losses on sales of these properties, totaled $18,000 in 1996, compared with $10,000 in 1995, and $12,000 in 1994. Rental income on these properties totaled $1,000 in 1995 and $4,000 in 1994.

Professional fees and services, primarily legal and accounting fees, increased $224,000 to $357,000 in 1996 following a $4,000 increase in 1995 from 1994. The 1996 expense increases were primarily related to a recapitalization plan which was rejected by the stockholders.


ANALYSIS OF OTHER OPERATING EXPENSES (In Thousands of Dollars)


                                    1996      1995      1994
                                   ------    ------    ------
Salaries and employee
   benefits                        $1,074    $1,036    $  972
     Expenses related to
   other real estate and
   reposessed property,
   net of rental income
   on these properties                 17         9         8
Net occupancy expense                 421       432       426
Equipment and computer
   expense                            187       204       193
Professional fees and
   services                           357       132       128
Advertising and public
   relations                           47        38        35
Stationery and supplies                44        39        42
FDIC and other insurance               37        89       141
Directors fees                         79        91        64
Other operating expenses              233       209       204
                                   ------    ------    ------
                                   $2,496    $2,279    $2,213



    GUARANTY BANCSHARES HOLDING CORPORATION AND SUBSIDIARIES
  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                   AND RESULTS OF OPERATIONS

ANALYSIS OF OTHER OPERATING EXPENSES(continued)


                                  1996/1995          1995/1994
                                    Change             Change
                                -------------      -------------
                                Amount     %       Amount    %
                               -------------      -------------
Salaries and employee
   benefits                      $ 38      4        $ 64      7
Expenses related to
   other real estate and
   reposessed property,
   net of rental income
   on these properties              8     89           1     12
Net occupancy expense             (11)    (3)          6      1
Equipment and computer
   expense                        (17)    (8)         11      6
Professional fees and
   services                       225    170           4      3
Advertising and public
   relations                        9     24           3      9
Stationery and supplies             5     13          (3)    (7)
 FDIC and other insurance         (52)   (58)        (52)   (37)
Directors fees                    (12)   (13)         27     42
Other operating expenses           24     11           5      2
                                 ----               ----
                                 $217     10        $ 66      3
                                 ====     ==        ====     ==


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

The Bank has $7,051,000 in loans outstanding scheduled to mature in 1997 and another $11,855,000 floating rate loans which reprice annually or more frequently. In addition $7,985,000 of investment securities will mature in 1997 and another $5,135,000 of floating rate debt securities will reprice within one year. Federal funds




    GUARANTY BANCSHARES HOLDING CORPORATION AND SUBSIDIARIES
  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                   AND RESULTS OF OPERATIONS


LIQUIDITY AND CAPITAL RESOURCES(continued)

sold amounted to $5,350,000 on December 31, 1996. These funds sold can immediately be converted to cash without interest or principal penalty.

Capital adequacy depends on a variety of interacting factors, including asset quality, liquidity, economic conditions in the market served and strength of management. Bancshares' ratio of stockholders' equity to assets and to total deposits at December 31, 1996, 1995, and 1994 are as follows (in thousands of dollars):

                              1996       1995      1994
Stockholders' equity       $ 5,566    $ 5,662   $ 5,179
Total assets                66,430     60,245    60,687
Total deposits              56,793     50,770    51,498

Ratio of stockholders'
equity to:
Total assets                  8.4%       9.4%      8.5%
Total deposits                9.8%      11.2%     10.1%

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

Selected capital adequacy measures for Bancshares and Guaranty
Bank are as follows as of December 31, 1996:

Risk-based capital
                               GUARANTY      GUARANTY
                              BANCSHARES       BANK
Tier 1                           9.81%         9.31%
Total capital                   10.67%        10.16%
Leverage ratio                   8.83%         8.79%




    GUARANTY BANCSHARES HOLDING CORPORATION AND SUBSIDIARIES
  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                   AND RESULTS OF OPERATIONS


LIQUIDITY AND CAPITAL RESOURCES(continued)

Bancshares paid a $2.70 dividend on its $2.70 cumulative preferred stock, on January 24, 1997. No dividends have been declared or paid on its $.50 cumulative preferred stock since their issuance. As a result, accumulated and unpaid dividends are as follows:

     $2.70 Preferred stock, dividends
     accumulated from January 13, 1991
     through January 13, 1997                      $2,446,892

     $.50 Preferred stock, dividends
     accumulated from January 13, 1990
     through January 13, 1997                          80,325
                                                   $2,527,217


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

At periodic intervals, examiners from the Louisiana Department of Financial Institutions and the FDIC routinely examine the Bank's financial statements as part of their legally prescribed oversight of the banking industry. Based on these examinations, the regulators can direct that the Bank's financial statements be adjusted in accordance with their findings. The regulators have not proposed significant adjustments to the Bank's financial statements in prior years. Although no adjustments are anticipated, in view of the increasingly uncertain regulatory environment in which the Bank now operates, the extent, if any, of such adjustments to the 1996 financial statements cannot presently be determined.




            INTEREST RATE AND INTEREST DIFFERENTIAL
                         (In thousands)


                                                   1996
                                        -------------------------
                                         Daily    Amount
                                        Average   Earned  Average
                                        Balance   or Paid   Rate
ASSETS:
     Interest earning assets
          Loans                         $36,715   $ 3,467    9.4%
          Taxable securities             15,099       864    5.7
          Tax exempt securities             670        38    5.7
          Federal fund sold and time
            deposits with other banks     5,174       275    5.3
                                        -------   -------

          Total interest earning assets  57,658     4,644    8.1%
                                         -------   -------    ---


     Non-interest earning assets:
          Cash and due from banks         2,081
          Bank premises and equipment     2,062
          Other assets                    1,413
          Allowance for loan losses        (507)
                                        -------
          Total assets                  $62,707
                                        =======

LIABILITIES AND STOCKHOLDERS' EQUITY:
     Interest bearing liabilities:
          Deposits:
            Savings accounts              6,760       186    2.8%
            NOW accounts                  6,065       135    2.2
            Money market investment
             accounts                     6,649       188    2.8
            Other time deposits          24,475     1,220    5.0
          Federal funds purchased             1        -      -
          Investment in capital lease     1,589       159   10.0
          Notes payable                   1,574       109    6.9
                                        -------   -------
          Total interest bearing
            liabilities                  47,113     1,997    4.2%
                                        -------   -------   ----

     Non-interest bearing liabilities
       and stockholders' equity
          Demand deposits                 9,166
          Other liabilities                 634
          Stockholders' equity            5,794
                                        -------

          Total liabilities and
            stockholders' equity        $62,707
                                        =======

          Net interest income/average
            Interest earnings assets              $ 2,647    4.6%
                                                  =======    ===





                                                   1995
                                        -------------------------
                                         Daily    Amount
                                        Average   Earned  Average
                                        Balance   or Paid   Rate
ASSETS:
     Interest earning assets
          Loans                         $35,112   $ 3,430    9.8%
          Taxable securities             15,432       898    5.8
          Tax exempt securities             400        22    5.5
          Federal fund sold and time
            deposits with other banks     3,242       189    5.8
                                        -------   -------

          Total interest earning assets  54,186     4,539    8.4%
                                         -------   -------    ---


     Non-interest earning assets:
          Cash and due from banks         2,120
          Bank premises and equipment     2,135
          Other assets                    1,475
          Allowance for loan losses        (509)
                                        -------
          Total assets                  $59,407
                                        =======

LIABILITIES AND STOCKHOLDERS' EQUITY:
     Interest bearing liabilities:
          Deposits:
            Savings accounts              7,133       205    2.9%
            NOW accounts                  4,852       112    2.3
            Money market investment
             accounts                     5,379       143    2.7
            Other time deposits          24,887     1,213    4.9
          Federal funds purchased           -          -       -
          Investment in capital lease     1,678       168   10.0
          Notes payable                   1,768       122    6.9
                                        -------   -------
          Total interest bearing
            liabilities                  45,697     1,963    4.3%
                                        -------   -------   ----

     Non-interest bearing liabilities
       and stockholders' equity
          Demand deposits                 7,806
          Other liabilities                 478
          Stockholders' equity            5,426
                                        -------
          Total liabilities and
            stockholders equity         $59,407
                                        =======
          Net interest income/average
            Interest earnings assets              $ 2,576    4.6%
                                                  =======    ===





                                        1996 Compared with 1995
                                            Variance due to
                                      ---------------------------

                                                     Rate/
                                      Volume  Rate  Volume  Total
ASSETS:
     Interest earning assets
          Loans                         157   (115)    (5)    37
          Taxable securities            (19)   (15)     -    (34)
          Tax exempt securities          15      1      -     16
          Federal fund sold and time
            deposits with other banks   113    (17)   (10)    86
                                       ----   ----   ----   ----

          Total interest earning assets 266   (146)   (15)   105
                                       ----   ----   ----   ----

     Non-interest earning assets:
          Cash and due from banks
          Bank premises and equipment
          Other assets
          Allowance for loan losses

          Total assets


LIABILITIES AND STOCKHOLDERS' EQUITY:
     Interest bearing liabilities:
          Deposits:
            Savings accounts            (11)    (8)     -    (19)
            NOW accounts                 28     (4)    (1)    23
            Money market investment
             accounts                    34      9      2     45
            Other time deposits         (20)    27      -      7
          Federal funds purchased         -      -      -      -
          Investment in capital lease    (9)     -      -     (9)
          Notes payable                 (13)     -      -    (13)
                                       ----   ----   ----   ----
          Total interest bearing
            liabilities                   9     24      1     34
                                       ----   ----   ----   ----

     Non-interest bearing liabilities
       and stockholders' equity
          Demand deposits
          Other liabilities
          Stockholders' equity

          Total liabilities and
            stockholders equity

          Net income/average
            Interest earnings assets    257   (170)   (16)    71
                                       ====   ====   ====     ====





                                        1995 Compared with 1994
                                            Variance due to
                                      ---------------------------

                                                     Rate/
                                      Volume  Rate  Volume  Total
ASSETS:
     Interest earning assets
          Loans                          93     50      1    144
          Taxable securities              3    163      1    167
          Tax exempt securities          15     (1)    (1)    13
          Federal fund sold and time
            deposits with other banks    59     27     19    105
                                       ----   ----   ----   ----

          Total interest earning assets 170    239     20    429
                                       ----   ----   ----   ----

     Non-interest earning assets:
          Cash and due from banks
          Bank premises and equipment
          Other assets
          Allowance for loan losses

          Total assets


LIABILITIES AND STOCKHOLDERS' EQUITY:
     Interest bearing liabilities:
          Deposits:
            Savings accounts            (25)   (11)     1    (35)
            NOW accounts                  6     (7)     -     (1)
            Money market investment
             accounts                    21      3      -     24
            Other time deposits          71    219     17    307
          Federal funds purchased         -      -      -      -

          Investment in capital lease    (8)     -      -     (8)
          Notes payable                  26      2      1     29
                                       ----   ----   ----   ----
          Total interest bearing
            liabilities                  91    206     19    316
                                       ----   ----   ----   ----

     Non-interest bearing liabilities
       and stockholders' equity
          Demand deposits
          Other liabilities
          Stockholders' equity

          Total liabilities and
            stockholders' equity

          Net interest income/average
            Interest earnings assets     79     33      1   113
                                      ====   ====   ====  ====



Loans on which interest accruals have been stopped are included in the daily average balances of loans outstanding.

Yields on tax exempt securities have not been computed on a pre-tax equivalent basis.




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

The financial statements have been audited by Darnall, Sikes, Kolder, Frederick & Rainey, independent certified public accountants, whose independent professional opinion on management's financial statements appears in the financial statements.

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




                   INDEPENDENT AUDITOR'S REPORT







To the Board of Directors and Stockholders of Guaranty Bancshares Holding Corporation
Morgan City, Louisiana


    We have audited the consolidated statements of financial condition of Guaranty Bancshares Holding Corporation and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years ended December 31, 1996, 1995 and 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Guaranty Bancshares Holding Corporation and Subsidiaries as of December 31, 1996, and 1995 and the results of heir operations and their cash flows for the years ended December 31, 1996, 1995 and 1994 in conformity with generally accepted accounting principles.


                     Darnall, Sikes, Kolder, Frederick & Rainey
                    A Corporation of Certified Public Accountants



Morgan City, Louisiana
January 10, 1997




     GUARANTY BANCSHARES HOLDING CORPORATION AND SUBSIDIARIES

          Consolidated Statements of Financial Condition
                    December 31, 1996 and 1995



                                                   1996         1995

     ASSETS

CASH AND DUE FROM BANKS                         $ 2,626,234  $ 3,229,648

FEDERAL FUNDS SOLD                                5,350,000    3,325,000

INVESTMENT SECURITIES
  Securities held to maturity (market
    value $12,832,000 and $10,980,000,
    respectively)                                12,817,805   10,963,516
  Securities available for sale, at
    market                                        4,648,356    5,196,792
         Total investment securities             17,466,161   16,160,308

LOANS    38,151,912                              34,552,371
Less:  Allowance for loan losses                    505,948      503,826
       Unearned income                                9,660        6,795
         Total net loans                         37,636,304   34,041,750

OTHER REAL ESTATE                                      -          64,682
BANK PREMISES AND EQUIPMENT                       1,968,945    2,083,415
ACCRUED INTEREST RECEIVABLE                         339,229      375,810
OTHER ASSETS                                      1,043,616      963,977

         TOTAL ASSETS                           $66,430,489  $60,244,590
                                                ===========  ===========



(Continued)




     GUARANTY BANCSHARES HOLDING CORPORATION AND SUBSIDIARIES

    Consolidated Statements of Financial Condition (Continued)
                    December 31, 1996 and 1995



                                                    1996         1995


     LIABILITIES AND STOCKHOLDERS' EQUITY

DEPOSITS
  Non-interest bearing deposits                 $ 8,825,716  $ 8,418,740
  NOW account deposits                            7,539,524    5,404,616
  Money market investment accounts                8,460,816    6,842,230
  Savings deposits                                6,675,204    7,147,835
  Other time deposits                            18,886,236   17,330,796
  Certificates of deposits of
    $100,000 or more                              6,405,906    5,625,997
         Total deposits                          56,793,402   50,770,214

Notes payable                                     1,480,051    1,681,446
Obligation under capital lease                    1,546,121    1,631,734
Accrued interest payable                            209,675      135,287
Other liabilities                                   834,829      363,896
         Total liabilities                       60,864,078   54,582,577

COMMITMENTS AND CONTINGENCIES                          -            -

STOCKHOLDERS' EQUITY
  $2.70 cumulative preferred stock                3,481,115    3,481,115
  $.50 cumulative preferred stock                   107,310      107,310
  Class A common stock                            1,050,000    1,050,000
  Class B common stock                               17,088       17,088
  Capital surplus                                 2,039,004    2,039,004
  Accumulated deficit                            (1,130,771)  (1,023,669)
  Treasury stock                                    (13,835)     (15,835)
  Net unrealized gain on securities
    available for sale                               16,500        7,000
         Total stockholders' equity               5,566,411    5,662,013

         TOTAL LIABILITIES AND
           STOCKHOLDERS' EQUITY                 $66,430,489  $60,244,590
                                                ===========  ===========



The accompanying notes are an integral part of this statement.




     GUARANTY BANCSHARES HOLDING CORPORATION AND SUBSIDIARIES

                Consolidated Statements of Income
           Years Ended December 31, 1996, 1995 and 1994


                                       1996         1995         1994

INTEREST INCOME
  Interest and fees on
    loans                          $ 3,466,559  $ 3,430,339  $ 3,285,524
  Interest on investment
    securities:
      U. S. Treasury
        securities                      38,775      256,200      221,301
      Obligations of
        U. S. agencies
        and corporations               801,822      616,860      493,449
      Obligations of
        states and
        political
        subdivisions                    37,878       22,312        8,610
      Other investments                 23,919       25,070       16,528
  Interest on federal
    funds sold and time
    deposits with banks                275,281      188,458       84,242
          Total interest
            income                   4,644,234    4,539,239    4,109,654

INTEREST EXPENSE
  Interest on deposit
    accounts                         1,729,347    1,673,166    1,377,954
  Interest on federal
    funds purchased                         65         -            -
  Interest on capital lease            158,953      167,840      175,891
  Interest on notes
    payable                            108,908      121,957       93,082
        Total interest
          expense                    1,997,273    1,962,963    1,646,927

        Net interest
          income                     2,646,961    2,576,276    2,462,727

RECOVERY FROM LOAN
  LOSSES                                  -         100,000      180,000

      Net interest income
        after recovery
        from loan losses             2,646,961    2,676,276    2,642,727


(Continued)




     GUARANTY BANCSHARES HOLDING CORPORATION AND SUBSIDIARIES

                Consolidated Statements of Income
           Years Ended December 31, 1996, 1995 and 1994


                                        1996         1995         1994

OTHER INCOME
  Service charges on
    deposit accounts                   183,371      204,908      231,685
  Insurance commissions,
    other service charges
    and fees                            59,512       54,061       54,967
  Other operating income                40,874       83,711       77,439
        Total other
          income                       283,757      342,680      364,091


OPERATING EXPENSES                   2,496,072    2,278,787    2,213,202

        Net income before
          income tax
          expense                      434,646      740,169      793,616

INCOME TAX EXPENSE
  Current                              126,127       96,046        4,622
  Deferred                              24,118      166,954      280,878
       150,245                         263,000      285,500

        Net income                     284,401      477,169      508,116

DIVIDENDS REQUIRED FOR
  PREFERRED STOCK                     (402,453)    (402,453)    (404,275)

        NET INCOME (LOSS)
          AVAILABLE FOR
          COMMON
          STOCKHOLDERS             $  (118,052) $    74,716  $   103,841
                                   ============ ===========  ===========

Income (loss) per common
  share                            $      (.32) $       .20  $       .28
                                   ===========  ===========  ===========

Weighted average common
  shares outstanding                   372,958      373,728      374,375
                                   ===========  ===========  ===========


The accompanying notes are an integral part of this statement.




     GUARANTY BANCSHARES HOLDING CORPORATION AND SUBSIDIARIES

    Consolidated Statements of Changes in Stockholders' Equity
           Years Ended December 31, 1996, 1995 and 1994



                                          $2.70 Cumulative Preferred
                                                 Number of Shares
                                       Authorized    Issued      Amount

Balance at January 1, 1994                145,676    145,676   $3,497,320

Net income                                   -          -            -

Cash dividends:
  $2.70 preferred stock                      -          -            -

Change in net unrealized
  (loss) on securities
  available for sale                         -          -            -

Balance at December 31, 1994              145,676    145,676    3,497,320

Net income                                   -          -            -

Acquisition of treasury stock:
  675 shares $2.70 cumulative
    preferred stock                         (675)      (675)     (16,205)

Change in net unrealized gain
  on securities available
  for sale                                   -          -            -

Balance at December 31, 1995              145,001    145,001    3,481,115

Net income                                   -          -            -

Cash dividends:
  $2.70 preferred stock                      -          -            -

Sale of treasury stock 400
  shares Class A Common                      -          -            -

Change in net unrealized gain
  on securities available for
  sale                                       -          -            -

Balance at December 31, 1996              145,001    145,001   $3,481,115
                                         ========   ========   ==========

(Continued)




     GUARANTY BANCSHARES HOLDING CORPORATION AND SUBSIDIARIES

    Consolidated Statements of Changes in Stockholders' Equity
                           (Continued)
           Years Ended December 31, 1996, 1995 and 1994



                                           $.50 Cumulative Preferred
                                                  Number of Shares
                                         Authorized    Issued    Amount

Balance at January 1, 1994                 64,324      21,900   $107,310

Net income                                   -           -          -

Cash dividends:
  $2.70 preferred stock                      -           -          -

Change in net unrealized (loss)
  on securities available for
  sale                                       -           -          -

Balance at December 31, 1994               64,324      21,900    107,310

Net income                                   -           -          -

Acquisition of treasury stock:
  675 shares $2.70 cumulative
    preferred stock                           675        -          -

Change in net unrealized gain on
  securities available for sale              -           -          -

Balance at December 31, 1995               64,999      21,900    107,310

Net income                                   -           -          -

Cash dividends:
  $2.70 preferred stock                      -           -          -

Sale of treasury stock 400 shares
  Class A Common                             -           -          -

Change in net unrealized gain on
  securities available for sale              -           -          -

Balance at December 31, 1996               64,999      21,900   $107,310
                                          =======     =======   ========

(Continued)




     GUARANTY BANCSHARES HOLDING CORPORATION AND SUBSIDIARIES
    Consolidated Statements of Changes in Stockholders' Equity
                           (Continued)
           Years Ended December 31, 1996, 1995 and 1994


                                                  Class A Common
                                                  Number of Shares
                                         Authorized   Issued      Amount

Balance at January 1, 1994                210,000     210,000   $1,050,000

Net income                                   -           -           -

Cash dividends:
  $2.70 preferred stock                      -           -           -

Change in net unrealized (loss)
  on securities available for
  sale                                       -           -           -

Balance at December 31, 1994              210,000     210,000    1,050,000

Net income                                   -           -           -

Acquisition of treasury stock:
  675 shares $2.70 cumulative
    preferred stock                          -           -           -

Change in net unrealized gain
  on securities available for
  sale                                       -           -           -

Balance at December 31, 1995              210,000     210,000    1,050,000

Net income                                   -           -          -

Cash dividends:
  $2.70 preferred stock                      -           -          -

Sale of treasury stock 400
  shares Class A Common                      -           -          -

Change in net unrealised gain
  on securities available for
  sale                                       -           -          -

Balance at December 31, 1996              210,000     210,000 $1,050,000
                                         ========    ======== ==========

(Continued)




     GUARANTY BANCSHARES HOLDING CORPORATION AND SUBSIDIARIES
    Consolidated Statements of Changes in Stockholders' Equity
                           (Continued)
           Years Ended December 31, 1996, 1995 and 1994



                                                    Class B Common
                                                   Number of Shares
                                          Authorized   Issued     Amount

Balance at January 1, 1994                  210,000   170,877     $17,088

Net income                                     -          -           -

Cash dividends:
  $2.70 preferred stock                        -          -           -

Change in net unrealized (loss) on
  securities available for sale                -          -           -

Balance at December 31, 1994                210,000    170,877     17,088

Net income                                     -          -           -

Acquisition of treasury stock:
  675 shares #2.70 cumulative
    preferred stock                            -          -           -

Change in net unrealized gain on
  securities available for sale                -          -           -

Balance at December 31, 1995                210,000    170,877     17,088

Net income                                     -          -           -

Cash dividends:
  $2.70 preferred stock                        -          -           -

Sale of treasury stock 400 shares
  Class A Common                               -          -           -

Change in net unrealized gain on
  securities available for sale                -          -           -

Balance at December 31, 1996                210,000    170,877   $ 17,088
                                           ========   ========   ========



(Continued)




     GUARANTY BANCSHARES HOLDING CORPORATION AND SUBSIDIARIES

    Consolidated Statements of Changes in Stockholders' Equity
                           (Continued)
           Years Ended December 31, 1996, 1995 and 1994



                                         Capital       Accumulated
                                         Surplus         Deficit


Balance at January 1, 1994             $2,039,004     $(1,914,676)

Net income                                   -            508,116

Cash dividends:
  $2.70 preferred stock                      -            (98,333)

Change in net unrealized (loss) on
  securities available for sale              -               -

Balance at December 31, 1994            2,039,004      (1,504,893)

Net income                                   -            477,169

Acquisition of treasury stock:
  675 shares $2.70 cumulative
    preferred stock                          -              4,055

Change in net unrealized gain on
  securities available for sale              -               -

Balance at December 31, 1995            2,039,004      (1,023,669)

Net income                                   -            284,401

Cash dividends:
  $2.70 preferred stock                      -           (391,503)

Sale of treasury stock 400 shares
  Class A Common                             -               -

Change in net unrealized gain on
  securities available for sale              -               -

Balance at December 31, 1996           $2,039,004     $(1,130,771)
                                       ==========     ===========

(Continued)




     GUARANTY BANCSHARES HOLDING CORPORATION AND SUBSIDIARIES

    Consolidated Statements of Changes in Stockholders' Equity
                           (Continued)
           Years Ended December 31, 1996, 1995 and 1994

                                                            Net
                                                        Unrealized
                                                        Gain (Loss)
                                                            on
                                                        Securities
                                          Treasury      Available
                                            Stock       For Sale


Balance at January 1, 1994               $(15,835)      $   -

Net income                                   -              -

Cash dividends:
  $2.70 preferred stock                      -              -

Change in net unrealized (loss) on
  securities available for sale              -          (11,000)

Balance at December 31, 1994              (15,835)      (11,000)

Net income                                   -             -

Acquisition of treasury stock:
  675 shares $2.70 cumulative
    preferred stock                          -             -

Change in net unrealized gain on
  securities available for sale              -           18,000

Balance at December 31, 1995              (15,835)        7,000

Net income                                   -             -


Cash dividends:
  $2.70 preferred stock                      -             -

Sale of treasury stock 400 shares
  Class A Common                            2,000          -

Change in net unrealized gain on
  securities available for sale              -            9,500

Balance at December 31, 1996             $(13,835)     $ 16,500
                                         ========      ========




     GUARANTY BANCSHARES HOLDING CORPORATION AND SUBSIDIARIES

              Consolidated Statements of Cash Flows
           Years Ended December 31, 1996, 1995 and 1994


                                      1996          1995          1994

CASH FLOWS FROM OPERATING
  ACTIVITIES
    Net income                  $    284,401  $    477,169  $    508,116

  Adjustments to reconcile
    net income to net cash
    provided by operating
    activities:
      Accretion of
        discount on
        investments                 (234,221)     (234,681)      (42,311)
      Recovery from
        loan losses                     -         (100,000)     (180,000)
      Gain on sale of
        fixed assets                    -           (9,495)       (8,294)
      Gain on sale of
        other real estate               -          (38,892)       (5,846)
      Depreciation and
        amortization                 306,389       302,965       274,605
      (Increase) decrease
        in accrued interest
        receivable                    36,581       (15,329)       (7,537)
      Increase (decrease)
        in accrued interest
        payable                       74,388        11,186        34,369
      Increase (decrease)
        in other
        liabilities                   79,430        54,993      (338,586)
          Net cash
          provided by
          operating
          activities                 546,968       447,916       234,516

CASH FLOWS FROM INVESTING
  ACTIVITIES
    Increase in federal
      funds sold                  (2,025,000)     (685,000)   (1,540,000)
    Proceeds from
      maturities of
      investment
      securities                  30,558,374    20,542,000    12,979,412


(Continued)




    GUARANTY BANCSHARES HOLDING CORPORATION AND SUBSIDIARIES

        Consolidated Statements of Cash Flows (Continued)
           Years Ended December 31, 1996, 1995 and 1994


                                     1996          1995          1994

    Purchase of investment
      securities                 (31,620,506)  (19,776,840)  (12,693,828)
    Net (increase)
      decrease in loans           (3,594,554)      231,171    (3,006,098)
    Proceeds from sales
      of other real estate
      and repossessed
      property                        64,682       149,903        43,000
    Sale of interest-
      bearing deposits                  -             -          515,000
    Proceeds from sales
      of premises and
      equipment                         -            6,500        26,000
    Purchase of bank
      premises and
      equipment                     (191,919)     (180,268)      (58,034)
    Changes in other
      assets                         (79,639)       50,138       187,029
    Proceeds from sale
      of treasury stock                2,000          -             -
          Net cash
          provided (used)
          by investing
          activities              (6,886,562)      337,604    (3,547,519)

CASH FLOWS FROM FINANCING
  ACTIVITIES
    Net increase
      (decrease) in
      demand deposits,
      NOW accounts and
      savings accounts             5,243,279     2,374,307      (180,520)
    Net increase
      (decrease) in
      certificates of
      deposit                        779,909    (3,101,717)    4,624,921
    Proceeds from note
      payable                           -             -        1,400,000
    Repayment of notes
      payable                       (201,395)     (172,723)     (127,243)



(Continued)




     GUARANTY BANCSHARES HOLDING CORPORATION AND SUBSIDIARIES

        Consolidated Statements of Cash Flows (Continued)
           Years Ended December 31, 1996, 1995 and 1994


                                       1996          1995          1994

    Repayments of capital
      lease obligation               (85,613)      (91,605)      (76,218)
          Net cash
          provided (used)
          by financing
            activities             5,736,180      (991,738)    5,640,940

        Net increase
          (decrease) in
          cash, cash
          equivalents and
          due from banks            (603,414)     (206,218)    2,327,937

CASH, CASH EQUIVALENTS
  AND DUE FROM BANKS,
  beginning of year                3,229,648     3,435,866     1,107,929

CASH, CASH EQUIVALENTS
  AND DUE FROM BANKS,
  end of year                   $  2,626,234  $  3,229,648  $  3,435,866
                                ============  ============  ============

Supplemental Cash Flow Information:

  Interest paid                 $  1,922,885  $  1,951,777  $ 1,612,558
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

    E.   Depreciation

             Premises and equipment are stated at cost, less accumulated depreciation and amortization of $1,870,187 and $1,578,835 at December 31, 1996 and
         1995, respectively.  For book purposes,
         depreciation and amortization are included in occupancy equipment expenses and are computed on the straight line basis over the useful lives of the assets which range from three to forty years. For income tax purposes, depreciation of assets acquired prior to January 1, 1981, is calculated on the straight-line method and depreciation of assets acquired after December 31, 1980, is calculated using the Accelerated Cost Recovery (ACRS) or Modified Accelerated Cost Recovery (MACRS) System of the Internal Revenue Service. Maintenance and repairs which do not extend the life of banking premises and equipment are charged to operating expenses.

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

    G.   Income Taxes

             Bancshares and its subsidiaries file a
         consolidated federal income tax return. Income is allocated to each member of the group using the percentage-of-taxable-income method. The Company has adopted SFAS 109, "Accounting for Income Taxes", to account for deferred income taxes. Deferred taxes are computed based on the tax liability or benefit in future years of the reversal of temporary differences in the recognition of income or deduction of expenses between financial and tax reporting purposes. The principal items resulting in the differences are net operating loss carryforwards, tax credit carryforwards, differences due to book and tax depreciation differences, and basis difference in the reserve for loan losses. The net difference between tax expense and taxes currently payable is reflected in the statement of financial condition as deferred taxes. Deferred tax assets and/or liabilities are classified as current and noncurrent based on the classification of the related asset or liability for financial reporting purposes, or based on the expected reversal date for deferred taxes that are not related to an asset or liability.

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

             Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of foreclosed real estate. In connection with the determination of the estimated losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties.

             While management uses available information to recognize losses on loans and foreclosed real estate, further reductions in the carrying amounts of loans and foreclosed assets may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans and foreclosed real estate. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination.


 (2)     Cash and Due From Banks

         The Bank is required to maintain average reserve balances with the Federal Reserve Bank. "Cash and due from banks" in the consolidated statements of financial condition include amounts so restricted of $301,000 and $241,000 at December 31, 1996 and 1995, respectively.


  (3)     Investment Securities

         An analysis of the amortized cost and market value of the investment portfolio by maturity periods at December 31, 1996 follows (in thousands):

                                              Amortized    Market
                                                Cost       Value

    Due within one year                        $11,485    $11,502
    Due from one to five years                   4,387      4,404
    Due from five to ten years                     354        361
    Due after ten years                          1,215      1,213

      Total investment securities              $17,441    $17,480

         A summary of securities classified as held to maturity and available for sale at amortized cost and approximate market values follows (in thousands):

                                Amortized Cost Maturing
                      Within   One to    5-10     Over
                       1 Yr    5 Yrs     Yrs     10 Yrs    Total

    December 31, 1996:
      Held to maturity
        U. S. Treasury
          securities  $  250   $ -      $ -      $ -       $  250
        Obligations
          of U. S.
          agencies and
          corporations 8,696    3,083       26       93    11,898
        Obligations of
          states and
          political
           subdivisions   30      303      328     -          661
        Other
          investments      9     -        -        -            9

            TOTAL     $8,985   $3,386   $  354   $   93   $12,818
                      ======   ======   ======   ======   =======

                                            Gross          Approx.
                                          Unrealized       Market
                                        Gains   Losses     Value

    December 31, 1996:
      Held to maturity
        U. S. Treasury
          securities                    $    1   $ -      $   251
        Obligations
          of U. S.
          agencies and
          corporations                       8        8    11,898
        Obligations of
          states and
          political
           subdivisions                     13     -          674
        Other investments                 -        -            9

            TOTAL                       $   22   $    8   $12,832
                                        ======   ======   =======


                                   Amortized Cost Maturing
                           Within  One to   5-10    Over
                            1 Yr   5 Yrs    Yrs    10 Yrs  Total

      Available for sale
        Obligations of
          U. S. agencies
          and corporations $2,501  $1,000  $ -     $  608  $4,109
        Federal Home Loan
          Bank Stock,
          restricted         -       -       -        364     364
        Other
          investments        -       -       -        150     150

            TOTAL          $2,501  $1,000  $ -     $1,122  $4,623
                           ======  ======  ======  ======  ======


                                              Gross        Approx.
                                           Unrealized      Market
                                         Gains   Losses    Value
      Available for sale
        Obligations of U. S. agencies
           and corporations             $   30   $    5    $4,134
        Federal Home Loan Bank stock,
          restricted                      -        -          364
        Other investments                 -        -          150

            TOTAL                       $   30   $    5    $4,648
                                        ======   ======    ======


                                  Amortized Cost Maturing
                          Within  One to   5-10    Over
                           1 Yr   5 Yrs    Yrs    10 Yrs   Total
    December 31, 1995:
      Held to maturity
        U. S. Treasury
          securities      $1,997  $ -     $ -     $ -     $ 1,997
        Obligations of
          U. S. agencies
          and corporations 4,968   3,072      92     123    8,255
        Obligations of
          states and
          political
          subdivisions        31     250     411    -         692
        Other investments   -         20    -       -          20

            TOTAL         $6,996  $3,342  $  503  $  123  $10,964
                          ======  ======  ======  ======  =======


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
                                        ======   ======   =======


                                Amortized Cost Maturing
                      Within   One to    5-10     Over
                       1 Yr    5 Yrs     Yrs     10 Yrs    Total

      Available for sale
        Obligations of
          U. S. agencies
          and
          corporations$  500   $3,505   $ -      $  688   $ 4,693
        Federal Home
          Loan Bank
          stock,
          restricted    -        -        -         343       343
        Other
          investments   -        -        -         150       150

            TOTAL     $  500   $3,505   $ -      $1,181   $ 5,186
                      ======   ======   ======   ======   =======


                                            Gross          Approx.
                                          Unrealized       Market
                                        Gains   Losses     Value
      Available for sale
        Obligations of U. S.
          agencies and corporations     $   14   $    3    $4,704
        Federal Home Loan Bank
          stock, restricted               -        -          343
        Other investments                 -        -          150


            TOTAL                       $   14   $    3    $5,197
                                        ======   ======    ======

       Neither Bancshares nor its subsidiaries engage in securities trading activities.

         Investment securities with aggregate carrying values of approximately $9,047,000 and $6,882,000 at December 31, 1996 and 1995, respectively, were pledged to secure public deposits as required by law.

         Maturities of mortgage-backed securities are included in obligations of U.S. agencies and corporations and are classified by contractual (stated) maturity dates. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. During 1996, $159,000 of mortgage-backed securities were paid out prior to maturity.


 (4)     Loans

         Major classifications of loans at December 31, 1996 and 1995 are as follows:

                                              December 31,
                                          1996           1995

    Commercial, financial and
      agricultural                     $28,739,748   $26,762,289
    Real estate                          2,849,817     2,189,211
    Installment                          6,562,347     5,600,871
                                        38,151,912    34,552,371
    Less:  Unearned income                  (9,660)       (6,795)

                                       $38,142,252   $34,545,576
                                       ===========   ===========

         The Bank has had transactions, in the ordinary course of business, with officers and directors of Bancshares and of the Bank, their immediate families and companies of which the directors are principal owners. All such transactions were on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with others and did not involve more than normal risk of collectibility or present other unfavorable features. Loans to these persons and the related activity for 1996 are summarized as follows:


    Balance, January 1, 1996                          $1,728,462
    Additions and new directors                        2,458,739
    Payments and persons no longer with the bank        (965,135)

    Balance, December 31, 1996                        $3,222,066
                                                      ==========

         A summary of transactions in the allowance for loan losses follows:
                                    Year Ended December 31,
                                 1996        1995        1994

    Balance, beginning of year $ 503,826   $ 502,145   $ 620,795
    Losses charged to allowance   (8,271)    (17,526)    (34,944)
    Recoveries credited to
      allowance                   10,393     119,207      96,294
    Recovery credited to
      expense                       -       (100,000)   (180,000)

    Balance, end of year       $ 505,948   $ 503,826   $ 502,145
                               =========   =========   =========

         The Bank had non-performing loans on non-accrual status aggregating approximately $145,000 at December 31, 1996 and $84,000 at December 31, 1995. During the years ended December 31, 1996 and December 31, 1995, the Bank recognized approximately $2,000 and $4,000, respectively in interest income related to these loans. No interest income was recognized in 1994. Had all the non-performing loans during the years been accruing interest at their contracted rates, approximately $13,000, $4,000 and $3,000 of additional interest income would have been recognized for 1996, 1995 and 1994, respectively.

  (5)     Bank Premises and Equipment

         Major classification of these assets at December 31, 1996 and 1995 are summarized as follows:
                                             1996         1995

    Land                                  $  161,867   $   10,000
    Buildings                                652,526      652,526
    Leased assets and improvements         1,976,310    1,976,310
    Furniture and equipment                1,048,429    1,023,414
                                           3,839,132    3,662,250
    Accumulated depreciation and
      amortization                         1,870,187    1,578,835

                                          $1,968,945   $2,083,415

         Depreciation and amortization amounted to $306,389, $302,965, and $274,605 for 1996, 1995 and 1994, respectively.


 (6)     Deposits

         A summary of interest expense on deposit accounts follows:

                                     Year Ended December 31,
                                  1996        1995        1994

    NOW accounts               $  134,655  $  111,664  $  112,841
    Money market investment
      accounts                    188,085     142,802     118,670
    Savings deposits              185,701     205,396     240,710
    Other time and certificates
      of deposits               1,220,906   1,213,304     905,733

                               $1,729,347  $1,673,166  $1,377,954
                               ==========  ==========  ==========

         Interest expense on certificates of deposits of $100,000 or more for 1996, 1995 and 1994 was approximately $322,000, $349,000, and $307,000, respectively.

          At December 31, 1996, the scheduled maturities of Certificates of Deposit are as follows:

    1997                                              $23,069,296
    1998                                                1,268,479
    1999                                                  704,273
    2000                                                  169,379
    2001                                                   80,715

                                                      $25,292,142
                                                      ===========

         The amount of deposits of related parties at December 31, 1996 was $3,027,065.


 (7)     Notes Payable

    Notes payable to the Federal Home Loan
    Bank of Dallas, secured by all first
    mortgage documents relating to one-to-four family residential dwellings in the amount of $5,325,000.

                                              1996         1995

    120 monthly installments, 5.9 percent $  433,238   $  485,563
    96 monthly installments, 7.34 percent  1,046,813    1,195,883

                                          $1,480,051   $1,681,446
                                          ==========   ==========

    Maturities of long-term debt are as follows:

            1997                             $  215,885
            1998                                231,426
            1999                                248,096
            2000                                265,976
            2001                                285,156
            thereafter                          233,512

                                             $1,480,051
                                             ==========


 (8)     Stockholders' Equity

         On October 31, 1988 Bancshares exchanged approximately 85 percent of its then outstanding 10% subordinated debentures for Class B common stock and $2.70 cumulative preferred stock. Bancshares sold 14,700 shares of $.50 cumulative preferred stock and 14,700 shares of Class B common stock in 1989 and 7,200 shares of $.50 cumulative preferred stock and Class B common stock in 1990 (some of which was sold to Directors of Bancshares). Dividends required on the cumulative preferred stock at year end are deducted from the net income to reflect the net income applicable to common shareholders. No dividends may be paid on common stock until all unpaid dividends on preferred stock have been paid. The Board of Directors declared a $2.70 dividend on the $2.70 preferred stock, paid on January 24, 1997.

         The holders of the preferred stock have no voting rights. In the event of any liquidation or dissolution of Bancshares, the $2.70 preferred stock shareholders are entitled to receive $27.00 per share, plus accrued and unpaid dividends to the date of payment, before any distribution may be made to the holders of the $.50 preferred or common stock and the $.50 preferred stockholders are entitled to receive $5.00 per share, plus accrued and unpaid dividends to the date of payment, before any distribution may be made to the holders of the common stock. The $2.70 cumulative preferred stock is redeemable in whole or in part at the Company's option providing that all cumulative dividends have been paid.

         The Class B common stock does not differ from the Class
    A common stock except that Class A common stock has a par value of $5 per share and Class B common stock has no par value.


 (9)     Operating Expenses

         Details of operating expenses are as follows:

                                1996         1995         1994

    Salaries and employee
      benefits               $1,074,064   $1,035,568   $  971,555
    Expenses related to other
      real estate and
      repossessed property,
      net of rental income on
      these properties           17,469        9,162        7,875
    Net occupancy expense       421,416      432,538      426,224
    Equipment and computer
      expense                   187,403      204,004      193,233
    Professional fees and
      services                  357,351      131,828      128,352
    FDIC and other insurance     36,608       89,536      140,606
    Directors' fees              79,470       90,677       64,000
    Advertising and public
      relations                  46,506       37,639       34,778
    Stationery and supplies      43,517       38,557       42,418
    Other operating expenses    232,268      209,278      204,161

                             $2,496,072   $2,278,787   $2,213,202
                             ==========   ==========   ==========
 (10)     Income Taxes

         The actual tax expense differs from the "expected" tax expense (computed by applying the U. S. federal corporate tax rate of 34 percent in 1996, 1995 and 1994 to earnings before income taxes) as follows:

                                   1996        1995        1994

    Computed "expected" tax
      expense                  $ 147,780   $ 251,657   $ 269,829
    Increase (decrease) in tax
      resulting from:
        Tax-exempt interest      (13,135)     (7,586)     (2,927)
        Non-deductible
          interest expense         1,451         809       1,274
        Net operating loss
          carryforwards
          utilized to offset
          income tax
          expense                (42,229)   (248,950)   (207,175)
      Discount accretion           9,297       6,559     (15,467)
      Other, net                  22,963      (2,489)    (45,534)

          Total tax expense    $ 126,127   $   -0-     $   -0-
                               =========   =========   =========

         An analysis of deferred income taxes follows:

                                  1996        1995        1994

    Depreciation expense for
      tax reporting in excess
      of amount for financial
      reporting                $    (337)   $   (412)  $  34,712
    Provision for loan losses
      for financial reporting
      less than (in excess of)
      amount for tax reporting      -         34,000      61,200
    Other, net                    37,364      13,208       1,137
    Capitalized leases           (12,909)    (15,931)    (18,668)
     Recognition of tax benefit
      of net operating loss
      carryforward for
      financial statement
      purposes limited to the
      amount of deferred tax
      credits                       -        136,089    202,497

        Total deferred income
          taxes                $  24,118   $ 166,954  $ 280,878
                               =========   =========  =========

         Deferred tax assets and liabilities included in other assets at December 31 consist of the following:

                                                1996       1995

    Deferred tax assets:
      Building lease                          $104,508   $ 91,598
      Executive's retirement plan              117,705     80,234
      Tax credit carryforwards                  81,638    101,389
      FHLB stock dividends                      17,374     10,234
                                               321,225    283,455

    Deferred tax liabilities:
      Allowance for loan losses                179,655    145,655
      Furniture, fixtures and equipment        114,958     80,275
      Discount accretion                         2,494     10,979
      Net unrealized appreciation on
        available-for-sale securities            8,500      4,000
                                               305,607    240,909

    Net deferred tax asset                    $ 15,618   $ 42,546
                                              ========   ========


(11)     Commitment and Contingent Liabilities

         In the normal course of business, the Bank has outstanding commitments and letters of credit which are not reflected in the consolidated financial statements. At December 31, 1996 and 1995, letters of credit outstanding totaled $815,608 and $838,950, respectively. Management does not expect any loss as a result of these transactions.

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

         The regulatory authorities have not proposed significant adjustments to the Bank's financial statements in prior years. However, in view of the increasingly uncertain regulatory environment in which the Bank now operates, the extent, if any, to which a forthcoming regulatory examination may ultimately result in adjustments to the 1996 financial statements cannot presently be determined.

         Bancshares is subject to various regulatory capital requirements administered by its primary federal regulator, the FDIC. Failure to meet the minimum regulatory capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators, that if undertaken, could have a direct material affect on Bancshares and the consolidated financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, Bancshares must meet specific capital guidelines involving quantitative measures of Bancshares' assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Bancshares' capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgements by the regulators about components, risk weightings and other factors.

         Quantitative measures established by regulation to ensure capital adequacy require Bancshares to maintain minimum amounts and ratios of: Tier 1 leverage, Tier 1 risk-based, and total risk-based capital. As detailed below, as of December 31, 1996, Bancshares met all of the capital adequacy requirements to which it is subject.

         As of December 31, 1996 and 1995, Bancshares was categorized as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since the most recent notification that management believes have changed the prompt corrective action category.

                                              Required    Actual
                                               Ratios     Ratios

    Tier 1 leverage                               5%       8.83%
    Tier 1 risk-based                             6%       9.81%
    Total risk-based capital                     10%      10.67%


(13)     Parent Company

         Summarized financial information for Bancshares (parent company only) follows:

    A.   Statements of Condition

                                            1996          1995

         Assets:
           Cash                        $    13,820   $    11,971
           Investment in 100 percent
            of the outstanding common
            stock of subsidiaries        5,513,965     5,641,127
           Other assets                    430,129         8,915

                                       $ 5,957,914   $ 5,662,013
                                       ===========   ===========

         Liabilities:
           Dividends payable           $   391,503   $      -

         Stockholders' equity:
           $2.70 cumulative preferred
            stock                        3,481,115     3,481,115
           $.50 cumulative preferred
            stock                          107,310       107,310
           Class A common stock          1,050,000     1,050,000
           Class B common stock             17,088        17,088
           Capital surplus               2,039,004     2,039,004
           Accumulated deficit          (1,130,771)   (1,023,669)
           Treasury stock                  (13,835)      (15,835)
           Net unrealized gain on
            securities available
            for sale                        16,500         7,000
                                         5,566,411     5,662,013

                                       $ 5,957,914   $ 5,662,013
                                       ===========   ===========

    B.   Statements of Operations

                                      1996      1995      1994

         Dividends received from
          subsidiaries             $ 577,503  $ 12,150  $115,000
         Other income                    325       426       224
         Other expenses             (209,530)     (382)   (1,209)
             Income before equity
              in undistributed
              earnings of
              subsidiaries and
              income tax benefit     368,298    12,194   114,015

        Income tax benefit            52,765      -         -
         Equity in undistributed
           earnings of subsidiaries (136,662)  464,975   394,101

             Net income            $ 284,401  $477,169  $508,116
                                   =========  ========  ========

    C.   Statements of Cash Flows

                                   1996        1995       1994

         Cash flows from operating
           activities:
             Net income          $ 284,401  $ 477,169  $ 508,116
             Adjustments to
             reconcile net
             income to net cash
             used in operating
             activities:
                (Increase) decrease
                in undistributed
                earnings of
                subsidiaries       136,662   (477,135)  (394,091)
                  Net cash
                    provided
                    by operating
                    activities     421,063         34    114,025
          Cash flows from investing
           activities:
             Change in other
               assets              (29,711)    (3,396)    (3,147)
             Sale of treasury stock  2,000       -          -
                   Net cash used in
                   investing
                   activities     (27,711)     (3,396)    (3,147)
        Cash flows from financing
           activities:
                 Dividends paid  (391,503)    (98,332)  (393,325)
                 Net increase
                   (decrease)
                   in cash          1,849    (101,694)  (282,447)

         Cash, beginning of year   11,971     113,665    396,112

         Cash, end of year      $  13,820  $  11,971  $ 113,665
                                =========  =========  =========

         Bancshares' primary source of working capital is dividends from the Bank. At December 31, 1996, approximately $328,000 of the Bank's net assets were available for dividends to Bancshares without seeking regulatory approval.


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

         Financial instruments whose contract amounts represent credit risk:

              Letters of credit                       $  815,608
              Unused overdraft lines of credit           146,000
              Loan commitments                         4,880,000


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

         The future minimum lease payments under the capitalized lease and the present value of the net minimum lease payments as of December 31, 1996, are as follows:

        December 31,

            1997                                  $  252,744
            1998                                     252,744
            1999                                     252,744
            2000                                     252,744
           2001                                      252,744
           Thereafter                              1,137,348

             Total minimum lease payments          2,401,068

             Less amount representing interest       854,947

             Present value of minimum lease payments
              including current maturities of
              $102,758                            $1,546,121
                                                  ==========

         The following is a schedule by year of future minimum rental payments under the operating lease as of December 31, 1996:

         December 31,

            1997                                    $135,696
            1998                                     135,696

                                                    $271,392
                                                    ========

         Although the term of the lease is (15) fifteen years, the rental payments are to be made over (7 1/2) seven and one-half years. Half of the rental payments are expensed and half are recorded as prepaid rent to be amortized over the last (7 1/2) seven and one-half years of the lease. Rent expense is approximately $67,848 for each of the years ended December 31, 1996, 1995 and 1994, and $373,541, and $305,693 are included in other assets at December 31, 1996 and 1995, respectively.


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

         The estimated fair values of the Bank's financial instruments at December 31, 1996 follows (in thousands):

                                                Carrying    Fair
                                                 Amount     Value

    ASSETS
      Cash and due from banks and
        short term investments                  $ 7,976   $ 7,976
      Securities available for sale               4,623     4,648
      Securities held to maturity                12,818    12,832
      Loans, net of unearned income
        and the allowance for loan
        losses                                   37,636    38,051

    LIABILITIES
      Deposits                                   56,793    56,116
      Long-term debt and obligation
        under capital lease                       3,026     3,264




          GUARANTY BANCSHARES HOLDING CORPORATION AND
          GUARANTY BANK & TRUST COMPANY OF MORGAN CITY

                       BOARD OF DIRECTORS



Virgil Allen                          Anthony Guarisco, Sr.
Engineer/Safety Director              President of Guarisco
Athena Construction                   Enterprises, Inc.
Morgan City, Louisiana                Morgan City, Louisiana

H. W. Bailey                          Wiley Magee
Retired Executive                     President of Morgan City
Vice President and                    Supply, Inc.
Chief Administrative                  Morgan City, Louisiana
Officer of McDermott, Inc.
New Orleans, Louisiana                Paul Ordogne
                                      Secretary to the Board of
Brooks Blakeman                       Bancshares and Guaranty
Chairman of the Board                 Bank & Trust Company
Guaranty Bancshares Holding           Treasurer and Controller of
Corporation and Guaranty              Cari Investment Company
Bank & Trust Company                  New Orleans, Louisiana
Vice President and
General Manager                       Christian Vaccari
Frank's Casing Crews, Inc.            President of Cari
Lafayette, Louisiana                  Investment Company and
                                      Cari Capital Company
Vincent A. Cannata                    New Orleans, Louisiana
President
Cannata's Supermarket, Inc.           Kay Vinson
and The Cannata Corporation           President of Sub-Surface
Morgan City, Louisiana                Tools, Inc.
                                      Morgan City, Louisiana
Randolph Cullom
President and Chief                   Benny A. Blakeman
Executive Officer                     Retired Clerk of Court
Guaranty Bancshares Holding           St. Mary Parish
Corporation and Guaranty              Morgan City, Louisiana
Bank & Trust Company                  Director Emeritus
Morgan City, Louisiana                Guaranty Bank & Trust
                                      Company
Frank J. Domino, Sr.                  Morgan City, Louisiana
President of
Frank's Motor Company, Inc.           Vincent Cannata
Secretary and Treasurer of            Retired President
Domino Developers, Inc.               Cannata's Supermarket
Morgan City, Louisiana                and The Cannata
                                      Corporation
Anthony Guarisco, Jr.                 Morgan City, Louisiana
Attorney Principal of Dispute         Director Emeritus
Resolution Associates, former         Guaranty Bank & Trust
Louisiana State Senator               Company
Baton Rouge, Louisiana                Morgan City, Louisiana





                 GUARANTY BANK & TRUST COMPANY

                            OFFICERS





          Brooks Blakeman,  Chairman of the Board


          Randolph Cullom, President and Chief Executive Officer


          Paul Ordogne, Secretary to the Board


          Conley J. Dutreix, Executive Vice President and
                             Assistant Secretary to the Board

          Lee A. Ringeman, Executive Vice President and Cashier


          J. Michael Bourgeois, Vice President


          Leo Broussard, Vice President


          Elsie R. Gaudet, Vice President and Security Officer


          Lennis J. Simoneaux, Assistant Vice President


          Kelly Watson, Bank Officer


          Christine A. Dragna, Assistant Cashier




            GUARANTY BANCSHARES HOLDING CORPORATION

                            OFFICERS


               Brooks Blakeman, Chairman of the Board


               Randolph Cullom, President and
                                Chief Executive Officer


               Paul Ordogne, Secretary-Treasurer


               Lee A. Ringeman, Executive Vice President
                                and Chief Financial Officer


               Conley J. Dutreix, Assistant Secretary