Form 10-K/A, Exhibit 13
period 1996-12-31
GUARANTY BANCSHARES HOLDING CORP
filed 1997-04-01
CIK 706731

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

Sincerely,



Brooks Blakeman
Chairman or the Board





    GUARANTY BANCSHARES HOLDING CORPORATION AND SUBSIDIARIES
    --------------------------------------------------------
                   SELECTED CONSOLIDATED DATA
    --------------------------------------------------------
        (In thousands of dollars, except per share data)
                      Years Ended December 31

  -----------------------------------------------------------

                                 1996      1995      1994
 Operating data:           --------------------------------
    Total interest income      $4,644    $4,539    $4,110
                               -------   ------    ------

    Net interest income        $2,647    $2,576    $2,463
  Recovery (provision) from
     (for) loan losses            -         100       180
    Other non-interest income     284       343       364
    Non-interest operating
      expense                   2,496     2,279     2,213
    Income taxes                  150       263       286
                               ------    ------    ------

 Income before
      extraordinary items and
        change in accounting
        principle                 284       477       508

    Extraordinary items and
        change in accounting
        principle                   -         -         -

                               ------    ------    ------
    Net income                 $  284    $  477    $  508
                               ------    ------    ------
    Per common share data:
      Net income loss before
      extraordinary items
      and change in
      accounting principle     $  (32)   $  .20    $  .28
    Extraordinary items and
      change in accounting
      principle                     -         -         -
     Net income                  (.32)      .20       .28
     Cash dividends declared
       $2.70 Preferred Stock     2.70      .675      2.70

    Number of common shares
        outstanding           373,425   380,877   380,877

    Weighted average of
      common shares
      outstanding             373,958   373,728   374,375

    Selected statements
      of condition items:
    Year end balances:
      Total assets            $66,430   $60,245   $60,687
      Investment securities    12,818    10,963     9,494
      Securities available
        for sale                4,648     5,169     7,190
      Loans, net of unearned
        income                 38,142    34,546    34,775
     Total deposits            56,793    50,770    51,498
      Notes payable             1,480     1,681     1,854
      Stockholders' equity      5,566     5,662     5,179


SELECTED CONSOLIDATED DATA (continued)


                                1993      1992
 Operating data:           -----------------------
    Total interest income      $3,871    $4,082
                               -------   ------

    Net interest income        $2,380    $2,092
  Recovery (provision) from
     (for) loan losses              -       (20)
    Other non-interest income     445       344
    Non-interest operating
      expense                   2,236     2,275
    Income taxes                  184        34
                               ------    ------

 Income before
      extraordinary items and
        change in accounting
        principle                 405       108
    Extraordinary items and
        change in accounting
        principle                 674       489

                               ------    ------
    Net income                 $1,079    $  597
                               ------    ------
    Per common share data:
      Net income loss before
      extraordinary items
      and change in
      accounting principle     $  1.08   $  (.79)
    Extraordinary items and
      change in accounting
      principle                  1.80      1.30
     Net income                  1.80      0.51
     Cash dividends declared
       $2.70 Preferred Stock        -         -

    Number of common shares
        outstanding           380,877   380,877

    Weighted average of
      common shares
      outstanding             373,375   376,504

    Selected statements
      of condition items:
    Year end balances:
      Total assets            $54,952   $58,419
      Investment securities    16,902    21,932
      Securities available
        for sale
      Loans, net of unearned
        income                 31,888    27,665
          Total deposits       47,053    52,251
      Notes payable               581         -
      Stockholders' equity      4,780     4,094




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
                                        =======

LIABILITIES AND STOCKHOLDERS' EQUITY:
     Interest bearing liabilities:
          Deposits:
            Savings accounts              7,133       205    2.9%
            NOW accounts                  4,852       112    2.3
            Money market investment
             accounts                     5,379       143    2.7
            Other time deposits          24,887     1,213    4.9
          Federal funds purchased           -          -       -
          Investment in capital lease     1,678       168   10.0
          Notes payable                   1,768       122    6.9
                                        -------   -------
          Total interest bearing
            liabilities                  45,697     1,963    4.3%
                                        -------   -------   ----

     Non-interest bearing liabilities
       and stockholders' equity
          Demand deposits                 7,806
          Other liabilities                 478
          Stockholders' equity            5,426
                                        -------
          Total liabilities and
            stockholders' equity        $59,407
                                        =======
          Net interest income/average
            Interest earnings assets              $ 2,576    4.6%
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